SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month August 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

CREDICORP LTD.

Second Quarter 2011 Results

Lima, Peru, August 10, 2011 - Credicorp (NYSE:BAP) announced today its unaudited results for the second quarter of 2011. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•     In a context of sustained economic activity, which transpired despite market uncertainties due to the presidential elections, Credicorp reported better than expected results for 2Q11, posting net earnings of US$ 174 million and a ROAE of 24.2%.
•     This net income represents a repetition of the excellent overall results seen in 1Q11, but reflects a 4.8% quarterly expansion of net earnings over 1Q if the extraordinary after tax gain of about US$ 8.9 million included in 1Q earnings is deducted.
•     Business performance remained robust, showing a continuous strong growth trend in retail products that was accompanied by further expansion in the wholesale business. This led to overall loan book growth of 10.4% for the Q based on Q-end balances and over 6% QoQ growth based on average daily balances.
•     Interest income from loans increased accordingly, but total interest income reflected a shift in assets allocation from investments & deposits to loans. Interest expense on the other hand also grew due to loan book funding requirements and investment expansion. This led to an issue of corporate bonds in international markets, which increased interest expense for the quarter. Therefore, NII was basically flat QoQ, but shows a 20% increase YoY, and led to stable NIMs.
•     Fee income was also strong showing a 6.5% expansion for the quarter and 18% for the year. Net gains on FX transactions benefitted significantly from uncertainty and subsequent volatility and increased 12.3% this Q. However, the extraordinary gains from the sale of securities, which was boosted in 1Q by significant gains on the sale of a share package, were not present this quarter, hence the overall 2.7% drop in Non-financial income.
•     Following the strong growth in the loan book, provisions rose by about 45%, which is in line with portfolio expansion. In fact, portfolio quality remained sound, posting an improved PDL ratio of 1.5% versus 1.6% last quarter and a conservative coverage ratio of 194%.
•     The insurance business also reported good results and contributed with total operating income of US$ 52.9 million in 2Q, which reflects a 5.4% expansion for the quarter.
•     On-going expansion in business lines and other investments required to sustain a good operational level, coupled with the growth reported this quarter, are behind the increase shown in operating expenses. Nevertheless, the objective of holding OpEx growth below income growth is being met. Thus, OpEx growth expanded only 2.9% this quarter. This is also reflected in the efficiency ratio, which remained stable this quarter at 40.6%.
•     Additional contributions to the bottom line were (i) a translation gain of about US$ 12.6 million, which was accompanied by (ii) a lower tax burden given that taxes are determined based on local Nuevos Soles accounting numbers, which were depressed by the very translation results that impact earnings in opposite ways in international IFRS USD accounting vs. Peru GAAP Nuevos soles accounting, and the fact that significant tax exempt income was reported at Pacifico Vida.
•     BCP’s 2Q operating results also reflect solid growth in average outstanding loan balances of 6.2% but a more modest increase in NII of 1% QoQ. Provisions for loan losses increased in line with strong loan book expansion but were offset by stronger non-financial income, a translation gain and lower taxes resulting from lower taxable income in Nuevos Soles. Furthermore, operating expenses were in check leading to excellent bottom line results and a contribution to Credicorp of US$ 134.6 million, up 5% with a ROAE of 27.7%.
•     The insurance business of PPS also shows strong performance, reporting net earnings and contribution to Credicorp up 64%, reaching US$ 25 million for the Q. Underwriting results show an important expansion of 4.3%QoQ; however, the significant increase in bottom line earnings is further explained by substantially higher results at PV due to higher translation gains and a tax ruling that exempts earnings on underwriting reserves. As a result, ROAE reached an extraordinary 28% this Q.

•
ASB’s contribution to Credicorp this 2Q11 was down 11% to US$ 11.5 million due to continuously low market rates and fewer market gains on investments, but remained at a good level as reflected in the 25.6% ROAE.

•
Prima AFP also reported good business results, but had a -3% decrease in net contribution down to US$ 7.8 million for 2Q due to higher taxes in local accounting explained by translation gains and earnings stemming from reserve requirements registered this quarter.

•
Overall and surpassing expectations, Credicorp had an excellent 2Q11. Its ratios reflect its good performance with 24.2% ROAE, ROAA of 2.4%, a PDL Ratio of 1.5% and a sustained efficiency ratio of 40.6%.

I. Credicorp Ltd.

Overview

Following better than expected business evolution in the second quarter, Credicorp reported 2Q11 earnings of US$ 174.2 million. This was 4.8% stronger than the net earnings reported in 1Q11, excluding the extraordinary after tax gain on the sale of shares reported in the first quarter, and nearly matches the total net income reported during the same period. This puts Credicorp’s results at peak levels and reflects robust market evolution during the first 6 months of the year despite the uncertainties surrounding the presidential elections and subsequent concerns about the country’s ability to continue its upward trend.

Business performance remained robust, showing a continuous strong growth trend in retail products that was accompanied by further expansion in the wholesale business. This led to an overall loan book growth of 10.4% for the Q based on Q-end balances and over 6% QoQ growth based on average daily balances. This loan growth was the result of persistently strong retail activity and demand for credit, which pushed retail average outstanding balances up 7.2% QoQ; as well as continued demand for on-going investments in projects that were underway, middle market expansion to respond to the retail demand that drives growth in that segment, and some seasonality associated financing for fishing industries; all of which resulted in 5.6% expansion in the wholesale loan-book.

Interest income from loans increased accordingly, but total gross interest income grew only marginally at 2.3% and reflected a shift in assets allocation from investments & deposits with the BCRP to fund the strong loan book expansion given that interest earning assets revealed a much lower growth pace. On the other hand, interest expense shows strong expansion due to funding requirements to cover loan book and investment growth, which led to an issue of corporate bonds at the end of Q1 that increased interest expense for the second quarter. Consequently, net interest income was flat despite strong loan book growth. This led the NIM to drop slightly (10 b.p.) to 4.74% this Q.

Fee income was also strong, showing 6.5% expansion for the quarter and 18% for the year. Net gains on FX transactions benefitted significantly from the uncertainty in the markets and subsequent volatility and increased 12.3% this Q. Furthermore, fee income from the pension fund business reported important growth of 8.5% QoQ, which once again reflects growth in economic activity and a related increase in formal jobs. However, extraordinary gains from the sale of securities -which boosted income in 1Q11 with US$12.9 million in extraordinary non-recurrent gains- normalized this quarter and explain the overall 2.7% drop in Non-financial income. If we exclude this extraordinary gain, non financial income grew 3.8% QoQ.

In line with strong growth in the loan book, provisions rose about 45%. This expansion, however, was in line with growth given that the increase in provisions is mainly explained by the portfolio expansion (mainly corporate loans) and to a small degree by a slight deterioration in the consumer, SME and micro lending portfolios. In fact, portfolio quality remained sound as the PDL ratio improved to 1.5% versus 1.6% last quarter and maintained a conservative coverage ratio of 194%.

The insurance business also reported good results and contributed with total operating income of US$ 52.9 million in 2Q, which reflects a 5.4% expansion for the quarter. This growth is due to an increase in net premiums earned (up 5.7%) and effective efforts to control costs in life and health policies (up only 3.6%). Further, Pacifico’s results also contributed to lower effective taxation at Credicorp and higher translation gains. These improvements are associated with the PV portfolio and local accounting taxable results, as we will explain further on.

On the expense side, operating expenses show an expansion of 2.9% for the Q. This increase is attributable to on-going expansion in our business lines as well as in other investments that are needed to ensure that our operational level keeps pace with market growth. Furthermore, the variable income policies introduced to incentivize sales and marketing efforts to maintain our leading position resulted in an increase in different expense lines during 2Q. Nevertheless, the objective of maintaining OpEx growth below income growth is being met. This evolution is also reflected in the efficiency ratio, which remained stable this quarter at 40.6%.

Credicorp Ltd.	Quarter			Change %		Year ended		Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	YoY
Net Interest income	310,461	310,072	258,434	0.1%	20.1%	620,533	504,019	23.1%
Net provisions for loan losses	(60,259)	(41,517)	(30,895)	45.1%	95.0%	(101,776)	(74,075)	37.4%
Non financial income	200,152	205,774	196,554	-2.7%	1.8%	405,926	364,362	11.4%
Insurance premiums and claims	52,878	50,146	45,517	5.4%	16.2%	103,024	78,004	32.1%
Operating expenses	(294,520)	(286,320)	(235,321)	2.9%	25.2%	(580,840)	(473,019)	22.8%
Operating income (1)	208,713	238,155	234,289	-12.4%	-10.9%	446,868	399,290	11.9%
Core operating income (2)	208,713	225,218	208,940	-7.3%	-0.1%	433,931	373,942	16.0%
Non core operating income (3)	-	12,937	25,349	-	-	12,937	25,349	-49.0%
Translation results	12,638	1,023	4,675	1134.9%	170.3%	13,661	16,734	-18.4%
Employees' profit sharing (4)	-	-	(8,620)	-	-100.0%	-	(14,093)	-100.0%
Income taxes	(43,165)	(60,676)	(56,991)	-28.9%	-24.3%	(103,841)	(96,420)	7.7%
Net income	178,185	178,503	173,353	-0.2%	2.8%	356,688	305,512	16.8%
Minority Interest	4,019	3,478	11,429	15.6%	-64.8%	7,496	19,718	-62.0%
Net income attributed to Credicorp	174,166	175,025	161,924	-0.5%	7.6%	349,191	285,794	22.2%
Net income / share (US$)	2.18	2.19	2.03	-0.5%	7.6%	4.38	3.58	22.2%
Total loans	16,198,533	14,677,095	12,697,597	10.4%	27.6%	16,198,533	12,697,597	27.6%
Deposits and obligations	18,540,412	18,078,816	15,257,042	2.6%	21.5%	18,540,412	15,257,042	21.5%
Net shareholders' equity	2,965,948	2,800,590	2,433,065	5.9%	21.9%	2,965,948	2,433,065	21.9%
Net interest margin	4.74%	4.84%	4.99%			5.03%	5.19%
Efficiency ratio	40.6%	40.1%	39.6%			40.4%	40.8%
Return on average shareholders' equity	24.2%	24.7%	27.5%			24.2%	24.2%
PDL / total loans	1.50%	1.56%	1.70%			1.5%	1.7%
Coverage ratio of PDLs	194.0%	189.5%	179.3%			194.0%	179.3%
Employees	20,554	19,908	19,174			20,554	19,174
(1) Income before non-recurring items, translation results, workers' profit sharing and income taxes.
(2) Core operating income = Operating income - non core operating income.
(3) Includes non core operating income from net gain on sales of securities of US$ 12,937M in 1Q11 registered in subsidiary Grupo Crédito and of US$ 25,349 million in 2Q10 registered in subsidiary BCP.
(4) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

Despite strong business activity, the lack of growth in NII coupled with the high level of provisions required squeezed the operating result, which reached US$ 208.7 million. This represents a 12.4% drop with regard to last quarter’s result, which was favored by a lower level of provisions and lower funding costs. Nevertheless, substantial translation gains that resulted from the sound Assets and Liabilities strategy implemented by the A&L Committee -which decided to take an open Nuevos Soles position-, as well as lower taxes due to a decrease in the taxable income reported in Nuevos Soles in local accounting at BCP and tax exemptions in PV, could more than offset the decline in operating results. All of these factors led to a robust bottom line despite the absence of significant gains on the sale of securities (as reported last quarter).

All of the aforementioned led to the reported net income attributable to Credicorp of US$ 174.2 million, which given the 4.8% quarterly net income growth (excluding extraordinary gains) this number reflects, is evidence that the banking business in the country continues to expand at a healthy rate.

Credicorp – The Sum of Its Parts

Credicorp’s 2Q11 results are definitely better than expected as many feared that the presidential elections would interfere more dramatically with the country’s economic growth and business activity. However, Peruvian economic activity has proven more resilient and has shown a certain growth-inertia, which has kept investment flowing and ensured that the demand for credit and consumption continued to grow throughout the election process. This led to peak sales results for Credicorp in most business segments. The lending and insurance businesses have reported strong growth while the fee-generating asset management business has posted slightly lower numbers given that it is more directly affected by market expectations and movements.

BCP reported better than expected growth in average loan balances this Q of 6.2%, which together with good fee income growth set the stage to absorb the larger provisions required for the even stronger Q-end balance growth of 9.5% and additional OpEx. Further, on-target A&L management led to translation gains and consequently lower taxes (paid based on local currency accounting results), which helped improve the 2Q11 results even further. In this context, net contribution to Credicorp was up 5% for the Q reaching US$ 134.6 million, which resulted in slightly improved profitability ratios such as a ROAE of 27.7% and ROAA of 2.1%.

Earnings contribution	Quarter			Change %		Year ended		Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	YoY
Banco de Crédito BCP(1)	134,583	127,958	130,761	5%	3%	262,541	230,015	14%
BCB	3,248	5,147	3,236	-37%	0%	8,395	8,706	-4%
Edyficar	6,384	5,833	4,980	9%	28%	12,216	11,774	4%
PPS	25,057	15,325	12,518	64%	100%	40,382	21,010	92%
Atlantic Security Bank	11,524	12,991	12,956	-11%	-11%	24,515	11,774	-7%
Prima	7,834	8,091	5,857	-3%	34%	15,925	11,803	35%
Credicorp Ltd. (2)	(2,250)	2,131	(274)	-206%	721%	(119)	(5,498)	-98%
Otras (3)	(2,581)	8,529	105	-130%	-2563%	5,948	16,690	-107%
Net income attributable to Credicorp	174,167	175,025	161,924	0%	8%	349,192	285,794	22%
(1) Includes Banco de Crédito de Bolivia and Edyficar.
(2) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.
(3) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

This 2Q, BCP Bolivia reported a 37% drop in its earnings contribution, which totaled US$ 3.2 million. This was due to the fact that its income level normalized after having reported a significant tax reversal in the previous Q that boosted bottom line numbers. In fact, operating results are better and reflect 11% QoQ growth in BCB’s loan portfolio and similar NII expansion. However, this additional income was offset by higher operating expenses and lower translation results, leading to relatively flat business performance as is reflected by a ROAE of 18%.

Financiera Edyficar continued expanding its business and reported a contribution to Credicorp of US$ 6.4 million, which represents an increase in contribution of 9% QoQ and 28% YoY. These results reveal strong loan book expansion of 8.4% QoQ, which was accompanied by 8.1% growth in interest income. However, a negative valuation for some coverage contracts offset higher income growth and led to a NII that was only 1% higher this Q. PDLs remained stable at 4.1% while provisions had to be almost doubled. The increase in provisions and higher coverage losses were offset by substantial translation gains, which led to the bottom line results reported. Financial results aside, our business evolution remains robust. The loan portfolio is up 43% YoY while ROAE is situated at 44.6% for the Q, which is equivalent to 23.9% ROAE when figures are consolidated and include goodwill stemming from the acquisition.

At PPS, a combination of 5.7% growth in net earned premiums, a 5.7% increase in claims, a 5.6% increase in income from commissions and 9.7% higher other direct costs led to a 4.3% improvement in the underwriting result for this quarter. In addition, financial income was 7.7% higher QoQ. Expenses this quarter actually dropped 4.3%. The insurance business is growing fast and underwriting results are higher but these explain only a small portion of significantly higher net earnings reported. In fact, most of the increase in earnings stems from the life insurance business, which benefits this 2Q11 from higher translation gains as well as significantly lower tax provisions following a ruling that exempted gains on underwriting reserves.  Therefore, net earnings were in fact 64.7% higher this Q, totaling US$ 25.8 million. This led to an extraordinary ROAE of 28% for the quarter.

Furthermore, the insurance business is today in the process of implementing a comprehensive strategy focused on improving the quality of its services, positioning and ROE. In line with this strategy, PPS recently completed several acquisitions as part of its new and ambitious plans to position the company as a leading insurance business in Peru and a relevant player in the Latin American market. The ultimate objective is to achieve in the long run returns above the 20% level for these business lines. The reported acquisitions were made by the company’s EPS division (health insurer and health services provider) which is implementing a vertical integration strategy based on the most successful models in the region.  This strategy aims to institute efficient control of costs, ensure that PPS provides premium services in its markets, and situate the company as a clear market leader while achieving the highest possible ROEs for businesses of this kind. Furthermore, and in line with Credicorp’s set guidelines and limits, the total investments to implement the planned vertical integration of the Health services of PPS represent an allocation of no more than 5% of Credicorp’s capital.

Atlantic Security Bank (ASB) reported US$ 11.5 million for 2Q11, which represents an 11% drop in its contribution level. The QoQ drop is primarily attributable to lower interest rates and a strategy to reduce the duration of ASB’s investment portfolio, affecting interest income. Better fee income stemming from the off-balance sheet asset management business only partially offset the drop in NII. This result brought ASB’s ROAE down to 25.6% from 27.4%. This still constitutes a very good return for this relatively risk-free business, which continues to make excellent contributions to Credicorp and attests to the importance of our asset management & private banking business.

Prima has also managed to maintain its high level of contributions, reporting US$ 7.8 million for 2Q. This represents however a 3% drop with regard to 1Q that is attributable to higher income tax charges registered in 2Q11 due to translation gains in local accounting as a result of dollar-denominated obligations and local regulation that taxes earnings from legal reserves. Fee income was 8.5% higher QoQ and operating results were also 6.2% stronger. Furthermore, Prima continues to lead the system this Q with market shares above 31% in all aspects measured, including in terms of assets under management.

Others include different companies from the holding, including Grupo Credito (excluding Prima AFP), and recorded in Q1 the extraordinary income from the sale of a share package that generated after tax gains of US$ 8.9 million. However, it is important to note that in 2Q this line reflects more typical results that are comprised primarily of administrative expenses associated with our holding companies: Grupo Crédito and ASHC.

Credicorp Ltd.’s line includes provisions for withholding taxes on dividends paid to Credicorp and dividend & interest income from investments in some selected Peruvian companies. Provisions for withholding taxes are lower today given the holding restructure reported last year that led to a reversal of WthTx provisions in 1Q11. However, the only variation in the holding company this 2Q is for a new level of WthTx provision since no dividend income has been registered, which contrasts with 1Q’s result.

As a whole, Credicorp continues to grow given that the Peruvian market activity has remained relatively strong despite concerns about whether our macroeconomic model will be maintained. Credicorp’s results are strong and our strategy remains unchanged. Furthermore, we remain optimistic about the future stability of the model and are confident that the markets will recover from the uncertainties that have dominated the scene for some time. Nevertheless, such uncertainty might have already generated some impacts, which will tend to show up slowly over time but may be milder than initially feared.

II. Banco de Crédito del Perú Consolidated

Summary 2Q11

BCP’s net income in 2Q11 totaled US$ 137.8 million, which represents a 5.2% increase QoQ. This result reflects continuous expansion and growth in financial businesses, which led the loan portfolio to grow 9.4% in terms of closing balances and 6.2% with regard to average daily balances. This growth took place despite the uncertainty this quarter due to presidential elections and is an indicator that the country’s economic agents remain solid.

Nevertheless, the excellent growth seen in the loan portfolio is not entirely reflected in net interest income, which grew a modest 1% QoQ. The latter was due to a shift in interest-earning assets allocation from investments and deposits with the BCRP to loans. The effect of this re-composition within interest-earning assets (whose averages in 2Q11 grew only 1.2% QoQ) led to a marginal increase in total interest income. Nevertheless, this marginal increase helped offset the increase in financing costs generated by funding through the issuance of corporate bonds, whose cost structure is higher than that of traditional deposits.

As such, the QoQ improvement in results is due primarily to:

i)	The +7.4% increase in non-financial income, which was led by significant growth in fee income (+8.3% QoQ);

ii)
         Higher earnings on translation results (+886.6% QoQ), which were possible thanks to BCP’s on-target management of assets and liabilities in a scenario marked by an appreciation in the Nuevo Sol (+1.96% QoQ);

iii)	The -22.6% decrease in income tax provisions due to a decrease in taxable earnings this quarter.

The aforementioned helped offset the increase in total provisions for loan losses (+45% QoQ) due to strong growth in total loans as well as an increase in operating expenses (+5% QoQ).

A YoY comparison also shows favorable +2.7% growth in net income. The most noteworthy component of this growth was the +22.6% increase YoY in NII, which was due primarily to higher interest income stemming from loan expansion. The latter helped offset the 24.5% YoY increase in operating expenses and total provisions for loan losses (+93.7% YoY). It is important to emphasize that the YoY comparison of non-financial income is distorted by net gain on sales of securities, which totaled approximately US$ 26 million in 2Q10 due to the Peruvian Government’s buyback of bonds denominated in Euros.

Banco de Credito and Subsidiaries	Quarter			Change %		Year ended		Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	Jun 11 / Jun 10
Net financial income	280,317	277,515	228,652	1.0%	22.6%	557,832	447,827	24.6%
Total provisions for loan loasses	(60,409)	(41,654)	(31,183)	45.0%	93.7%	(102,063)	(74,628)	36.8%
Non financial income	170,626	158,919	169,541	7.4%	0.6%	329,545	307,382	7.2%
Operating expenses	(228,129)	(217,244)	(183,180)	5.0%	24.5%	(445,373)	(368,513)	20.9%
Operating income (1)	162,405	177,536	183,830	-8.5%	-11.7%	339,941	312,068	8.9%
Core operating income (2)	162,405	177,536	158,481	-8.5%	2.5%	339,941	286,719	18.6%
Non core operating income	-	-	25,349	-	-	-	25,349	-
Translation results	12,333	1,250	4,972	886.6%	148.0%	13,583	16,652	-18.4%
Employees' profit sharing (3)	-	-	(7,459)	-	-	-	(12,299)	-
Income taxes	(36,719)	(47,462)	(46,995)	-22.6%	-21.9%	(84,181)	(79,901)	5.4%
Net income	137,870	131,095	134,221	5.2%	2.7%	268,965	236,130	13.9%
Net income/ share (US$)	0.054	0.051	0.060	5.1%	-10.5%	0.105	0.106	-0.8%
Total loans	15,927,315	14,553,244	12,611,066	9.4%	26.3%	15,927,315	12,611,066	26.3%
Deposits and obligations	17,440,176	17,130,841	14,209,963	1.8%	22.7%	17,440,176	14,209,963	22.7%
Net shareholders' equity	2,057,795	1,920,109	1,679,754	7.2%	22.5%	2,057,795	1,679,754	22.5%
Net financial margin	4.7%	4.7%	4.9%			4.7%	4.9%
Efficiency ratio	48.4%	47.7%	48.0%			48.1%	49.7%
Return on average equity	27.7%	26.8%	33.0%			27.5%	29.1%
PDL / Total loans	1.52%	1.57%	1.71%			1.52%	1.71%
Coverage ratio of PDLs	194.3%	189.7%	179.5%			194.3%	179.5%
BIS ratio	13.5%	13.7%	13.6%			13.5%	13.6%
Branches	333	332	325			333	325
Agentes BCP	4,098	3,816	3,086			4,098	3,086
ATMs	1,309	1,219	1,062			1,309	1,062
Employees	17,027	16,456	15,775			17,027	15,775
(1) Income before translation results, workers' profit sharing and income taxes.
(2) Core operating income = Operating income - non core operating income.
(3) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

The excellent evolution of business lines led to a significant +4.0% QoQ expansion in the core earnings despite the fact that NII only grew 1%. This growth was led by favorable variations in fee income as well as a significant increase in net gain on FX transactions (+13% QoQ) due to strong economic activity.

Core earnings	Quarter			Change %		Year ended		Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	Jun 11 / Jun 10
Net interest and dividend income	280,317	277,515	228,652	1.0%	22.6%	557,832	447,827	24.6%
Fee income, net	132,207	122,025	113,577	8.3%	16.4%	254,232	220,800	15.1%
Net gain on foreign exchange transactions	35,335	31,275	23,595	13.0%	49.8%	66,610	49,098	35.7%
Core earnings	447,859	430,815	365,824	4.0%	22.4%	878,674	717,725	22.4%

BCP’s asset management strategy in 2Q11 focused on restructuring assets to favor more profitable assets and mainly the strong demand for loans. Growth was evident in both Wholesale and Retail Banking, which indicates that the Peruvian economy continues to expand. Securities available for sale also demonstrated significant growth of 11.2% after BCP purchased Peruvian Government instruments as part of its strategy to invest in high yield assets. Along these lines, the bank moved to reduce its time deposits in BCRP, which are reported as cash and due from banks.

In terms of liabilities, deposits have been restructured to favor lower cost alternatives (non-interest bearing deposits and demand deposits) and CTS deposits (for seasonal reasons), both of which grew considerably in 2Q11 as time deposits fell. The aforementioned led to a +1.8% increase QoQ in total deposits. Nevertheless, this moderate growth in total deposits was not enough to finance the strong demand for credit, which led the bank to redirect assets to its dynamic loan portfolio. Furthermore, other funding sources declined 4.9% QoQ. This was primarily attributable to dividend payments for 2010, which coupled with strong growth in business lines and investments, led to a decision at the end of the last quarter to raise funding through the sale of corporate bonds which had a subsequent impact on funding costs in 2Q. The aforementioned bond issuances and the bank’s decision in 2Q11 to redirect assets to the loan portfolio kept total liabilities at last quarter’s levels.

Provisions for loan losses increased 45% QoQ mainly due to strong loan book expansion, mostly corporate loans; and to a minor degree by a small deterioration in consumer, SME and micro lending portfolios. However, it is important to point out that a better portfolio quality is evident in terms of total book, which is reflected in a drop in PDL ratio from 1.57% in 1Q11 to 1.52% in 2Q11. Additionally, coverage ratio was 194.3% in 2Q11 (vs. 189.7% in 1Q11),  in line with BCP’s conservative position.

Operating expenses increased 5% mainly due to higher personnel, general and administrative expenses in the Q related to the further expansion of our business (especially in the retail segment) and higher variable compensation. This growth in total operating expenses, alongside with a slightly smaller growth in the operating income side, led to a slight deterioration of the efficiency ratio (from 47.7 in 1Q11 to 48.4% in 2Q11). However, it remains within the expected range.

Finally, and as mentioned before, results this quarter were improved by higher translation gains and lower income taxes. The translation gain resulted from a sound Assets and Liabilities strategy implemented by the A&L Committee, which decided to take an open Nuevos Soles position in a scenario of expected appreciation of the local currency (Nuevo soles appreciated 1.96% in 2Q11 vs. a slight appreciation of 0.16% in 1Q11). With respect to income taxes, these are determined using results in Nuevos Soles local accounting, which this 2Q were diminished by the translation loss recorded in local accounting as a mirror effect of the translation gain in USD accounting, alongside with higher non-taxable income from certain subsidiaries, leading to a lower taxable income and resulting tax provision for the Q.

Profitability was sound and ROAE in 2Q11 reached a highly satisfactory level of 27.7%, which tops the 26.8% reported in 1Q11. ROAA reached 2.1%, which is an improvement over the 2.0% seen in 1Q11.

II.1 Interest-earning assets

Interest-earning assets reported a slight decline of 0.6% QoQ due to the fact that the increase in loans and securities available for sale were mainly financed by a decrease in deposits in BCRP.

Interest earning assets	Quarter			Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY
BCRP and other banks	4,341,947	6,229,907	2,594,416	-30.3%	67.4%
Interbank funds	6,819	16,783	-	-59.4%	100.0%
Trading securities	98,500	99,492	60,037	-1.0%	64.1%
Securities available for sale	3,906,167	3,512,171	3,707,331	11.2%	5.4%
Current loans	15,685,548	14,324,819	12,395,974	9.5%	26.5%
Total interest earning assets	24,038,981	24,183,172	18,757,758	-0.6%	28.2%

The asset management strategy in 2Q11 focused on growing BCP's most profitable asset:  loans. This quarter, growth was concentrated in local currency (LC) loans in Retail Banking, which offer particularly high margins, and foreign currency (FC) loans in Wholesale Banking.  Current loans expanded 9.5% QoQ and 26.5% YoY and accounted for a larger share of interest-earning assets in 2Q11 (65%), which tops the 59% reported in 1Q11.

Securities available for sale increased 11.2% QoQ and 5.4% YoY following BCP’s purchases of Peruvian Government instruments as part of its strategy to invest in assets with high earnings potential. BCRP and other Banks contracted this quarter as BCP’s time deposits in BCRP, which were used to finance loan growth, matured.

Loan Portfolio

At the end of the second quarter of 2011, BCP reported total loans of US$ 15,458 million, which represented an increase of 9.5% QoQ and 26.4% YoY. Nevertheless, the figures show their true dynamism if we analyze the average daily balances for each period, which grew 6.2% QoQ and 26.5% YoY. This growth reflects the joint result of Wholesale Banking and Retail Banking. Wholesale Banking stood out in 2Q11 for growth in FC denominated loans whereas Retail Banking performed best in LC denominated loans.

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	2Q11	1Q11	2Q10	QoQ	YoY
Wholesale Banking	8,336.9	7,895.5	6,712.2	5.6%	24.2%
- Corporate	5,350.1	5,102.6	4,417.4	4.9%	21.1%
- Middle Market	2,986.8	2,792.9	2,294.8	6.9%	30.2%
Retail Banking	5,909.7	5,510.4	4,541.6	7.2%	30.1%
- SME + Business	2,059.1	1,882.8	1,501.9	9.4%	37.1%
- Mortgages	2,135.4	2,015.3	1,662.3	6.0%	28.5%
- Consumer	1,075.9	1,013.9	851.8	6.1%	26.3%
- Credit Cards	639.4	598.4	525.6	6.9%	21.6%
Edyficar	394.6	367.9	277.8	7.2%	42.0%
Others (2)	813.5	773.1	687.0	5.2%	18.4%

Consolidated total loans	15,454.7	14,546.9	12,218.6	6.2%	26.5%
(1) Average daily balance.
(2) Includes Work Out Unit, other banking and BCP Bolivia.
Source: BCP

The following table shows the evolution of average daily balances and final balances during the second quarter of 2011. Two aspects are noteworthy here: (i) the upward trend in loan levels seen throughout the period and (ii) the portfolio reported 6.2% growth in average daily balances, which represents an increase over the 4.6% reported in 1Q11. This growth trend has been reported in all banking segments, which is proof that the Peruvian economy continues to make strides in the current juncture.

Source: BCP

If we analyze loan evolution by currency type, both portfolios show growth of 6.9% and 6.1% QoQ in LC and FC respectively.

Average Daily Balances

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	2Q11	1Q11	2Q10	QoQ	YoY	2Q11	1Q11	2Q10	QoQ	YoY
Wholesale Banking	5,538.7	5,287.8	4,927.7	4.7%	12.4%	6,380.5	6,003.1	4,976.8	6.3%	28.2%
- Corporate	3,793.4	3,588.2	3,346.9	5.7%	13.3%	3,994.3	3,818.0	3,236.1	4.6%	23.4%
- Middle Market	1,745.3	1,699.6	1,580.8	2.7%	10.4%	2,386.2	2,185.1	1,740.6	9.2%	37.1%
Retail Banking	10,289.7	9,503.6	7,821.0	8.3%	31.6%	2,209.8	2,096.7	1,786.9	5.4%	23.7%
- SME + Business	3,741.4	3,384.8	2,678.8	10.5%	39.7%	716.4	667.1	558.3	7.4%	28.3%
- Mortgages	2,726.4	2,559.0	2,111.4	6.5%	29.1%	1,154.0	1,096.1	918.6	5.3%	25.6%
- Consumer	2,261.8	2,100.3	1,729.6	7.7%	30.8%	261.6	259.4	242.6	0.8%	7.8%
- Credit Cards	1,560.0	1,459.5	1,301.2	6.9%	19.9%	77.8	74.1	67.3	5.0%	15.6%
Edyficar	1,064.4	991.1	751.1	7.4%	41.7%	11.4	11.9	13.3	-4.3%	-13.9%
Others (2)	131.1	148.7	168.8	-11.8%	-22.3%	766.3	719.7	627.6	6.5%	22.1%

Consolidated total loans	17,023.9	15,931.1	13,668.6	6.9%	24.5%	9,368.0	8,831.4	7,404.5	6.1%	26.5%
(1) Average daily balance.
(2) Includes Work Out Unit, other banking and BCP Bolivia.
Source: BCP

Similar to the scenario seen in past quarters, the positive evolution of the LC denominated portfolio was led by the Retail Banking, which experienced significant growth in all of its segments. This expansion was spearheaded by SME loans, which posted a 10.5% increase. Edyficar’s portfolio continues to be concentrated in local currency and has experienced noteworthy growth of 7.4% QoQ and 41.7% YoY.

Growth in the FC denominated portfolio is associated with an increase in loans in the Wholesale Banking division, which reported 6.3% growth QoQ. A disaggregated analysis of this portfolio shows considerable growth of 9.2% in Middle Market loans, followed by loans in Corporate Banking, which bounced back this quarter with 4.6% growth. Wholesale Banking’s growth stems from the combined result posted for Foreign Trade and Working Capital Transactions, Long Term Financing for projects in progress and the seasonal effect of loans for the fishing sector, which grew considerably during this period.

Market share in loans

At the end of June, BCP Consolidated continued to lead the loan market with a 31.9% share, which situates it 10 points above its closest competitor and tops the 31.2% posted in March 2011.

As of May 2011, BCP’s share in Corporate Banking and Middle Market Banking continued to far outpace the competition with levels of 46.4% and 34.9% respectively. Both of these figures top those reported for 1Q11. Within Retail Banking, SME’s share continued to grow, posting a level of 20.6% versus 20.3% in 1Q11. Consumer products and credit cards grew only marginally this quarter, reaching 20.9% and 19.5% respectively.

Dollarization

A further, though slight increase in the level of dollarization was recorded during 2Q11 reaching 60.9% of Dollar denominated loans of BCP’s total loan book. This growth in dollarization is due to an increase mainly in Wholesale Banking loans, and reflects the logical consequence in a business environment to choose the weaker and cheaper currency for its liabilities. In fact, this behavior spreads also into the business segment of the Retail Division, which also shows higher growth of FC denominated loans. All other retail segments maintain their loan expansion concentrated in LC, contributing to contain a potentially stronger dollarization process given the uncertain environment for the USD internationally and our own internal political uncertainties that affect expectations about the currency.

Source: BCP

II. 2 Deposits and Obligations

At the end of 2Q11, deposits posted increases of 1.8% QoQ and 22.7% YoY, both of which were driven by non-interest bearing deposits. Other funding sources declined 4.9% QoQ, due primarily to a decrease in other liabilities. The latter helped maintain total liabilities at levels similar to those seen last quarter.

Deposits and obligations	Quarter			Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY
Non-interest bearing deposits	5,069,417	4,747,056	4,027,803	6.8%	25.9%
Demand deposits	1,382,317	1,217,216	1,031,248	13.6%	34.0%
Saving deposits	4,609,125	4,546,340	3,702,869	1.4%	24.5%
Time deposits	4,827,161	5,324,190	4,242,721	-9.3%	13.8%
Severance indemnity deposits (CTS)	1,496,795	1,250,235	1,176,925	19.7%	27.2%
Interest payable	55,361	45,804	28,397	20.9%	95.0%
Total customer deposits	17,440,176	17,130,841	14,209,963	1.8%	22.7%
Due to banks and correspondents	3,400,461	3,480,231	3,110,545	-2.3%	9.3%
Bonds and subordinated debt	2,622,932	2,714,248	1,202,434	-3.4%	118.1%
Other liabilities	785,831	963,555	662,620	-18.4%	18.6%
Total liabilities	24,249,400	24,288,875	19,185,562	-0.2%	26.4%

An analysis by deposit type indicates that lower cost alternatives (non-interest bearing deposits and demand deposits) were particularly dynamic in 2Q11, expanding 6.8% and 13.6% respectively QoQ. Higher balances in FC accounts held by corporate clients in the Wholesale Banking segment explain this result. For seasonal reasons, CTS deposits (which are paid in May) grew 19.7% QoQ. All of these increases were offset by a decrease in LC Time deposits.

The decline in other liabilities (-18.4% QoQ), was due primarily to the payment in 2Q of declared but not paid dividends to Credicorp corresponding to the year 2010 reported in 1Q, and required in turn an increase in other sources of funding.

Finally, the bank’s funding cost in 2Q11 situated at 2.19%, which was 10 bp. higher than the 2.09% obtained in 1Q11. This increase was due primarily to higher expenses for interest on subordinated bonds and notes (+25.0%) stemming from BCP’s issuance of corporate bonds for US$ 700 million in March this year to finance loan book growth and the dividend payment in April. This generated upward pressure on the bank’s financial expenses (+6.8% TaT), which had a subsequent impact on the funding cost.

Market share in deposits

At the end of June 2011, BCP continued to lead the market for deposits with a share of 32.5%, which places it 12 percentage points above the runner-up. This was particularly noteworthy and was led by demand and savings deposits. This growth was in line with the quarterly expansion that BCP registered for these kinds of deposits.  This quarter, it is evident that BCP has maintained a firm lead in both FC and LC products.

Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	36.3%	36.9%	23.5%	40.6%
FC	43.5%	38.8%	28.8%	55.5%
LC: Local Currency
FC: Foreign Currency

Deposit dollarization

At the end of 2Q11, FC deposits increased their share of total deposits (from 51.4% at the end of Mar-11 to 55.1% at the end of Jun-11) due to the uncertainty generated by the presidential elections. Notwithstanding, the local currency appreciated 2.0% against the US Dollar. This trend is attributable to both local factors (various risk rating agencies ratified Peru’s investment grade) and external factors (a globally weak dollar).

Source: BCP

Mutual funds

Funds under management by Credifondo in Peru fell 13.3% QoQ in line with the negative evolution of the local variable income and fixed income market and the volatility evident in the international financial markets. Despite this decline, Credifondo maintained its lead in terms of managed volume (43.6%) and number of participants (32.7%). The volume measured by Credicorp in Bolivia fell 18.0% QoQ due to lower market yields and the significant volatility reported for some fixed income instruments in particular.

Customer funds	Quarter			Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY
Mutual funds in Perú	2,090,681	2,412,336	2,117,306	-13.3%	-1.3%
Mutual funds in Bolivia	73,889	90,129	123,084	-18.0%	-40.0%
Total customer funds	2,164,570	2,502,465	16,450,353	-13.5%	-86.8%

II.3 Net Interest Income

The NII grew +1.0% QoQ due to a marginal increase in interest income mainly explained by a shift in interest-earning assets allocation. This helped offset the increase in interest expenses.

Net interest income	Quarter			Change %		Year ended		Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	Jun 11 / Jun 10
Interest income	408,515	397,531	311,548	2.8%	31.1%	806,046	617,470	30.5%
Interest on loans	364,552	342,015	294,303	6.6%	23.9%	706,567	574,468	23.0%
Interest and dividends on investments	291	5,401	42	-94.6%	592.9%	5,692	3,499	62.7%
Interest on deposits with banks	6,442	23,713	1,627	-72.8%	295.9%	30,155	3,415	783.0%
Interest on trading securities	30,824	20,436	19,511	50.8%	58.0%	51,260	39,349	30.3%
Other interest income	6,406	5,966	(3,935)	7.4%	-262.8%	12,372	(3,261)	-479.4%
Interest expense	128,198	120,016	82,896	6.8%	54.6%	248,214	169,643	46.3%
Interest on deposits	44,373	42,871	22,558	3.5%	96.7%	87,244	44,113	97.8%
Interest on borrowed funds	32,060	34,218	29,272	-6.3%	9.5%	66,278	58,062	14.2%
Interest on bonds and subordinated note	43,118	34,489	23,063	25.0%	87.0%	77,607	48,691	59.4%
Other interest expense	8,647	8,438	8,003	2.5%	8.0%	17,085	18,777	-9.0%
Net interest income	280,317	277,515	228,652	1.0%	22.6%	557,832	447,827	24.6%
Average interest earning assets	24,111,076	23,823,776	18,643,574	1.2%	29.3%	23,967,426	18,340,633	30.7%
Net interest margin*	4.65%	4.66%	4.91%			4.65%	4.88%
*Annualized

NII’s quarterly evolution shows a +1.0 % increase, which is due primarily to:

i)
Moderate growth of +2.8% in interest income due to a re-composition of interest-earning assets. In this scenario, interest on deposits with Banks fell due to BCP’s decision to reduce its liquidity positions in BCRP, which allowed it to re-direct this liquidity to sustain significant loan growth. Interest on loans grew +6.6% QoQ in line with portfolio expansion as measured in average daily balances (+6.2%). It is important to point out that despite the strong business growth, the process to redirect liquidity within interest-earning assets, whose averages in 2Q11 grew only 1.2%, led to a marginal increase within total interest income.

ii)
An increase in interest expenses (+6.8% QoQ), which was due primarily to the need to raise funding through corporate bond issuances (March 2011), whose cost structure is higher than that of traditional deposits and is reflected in the cost increase in 2Q, in order to support loan growth and the dividend payment in this Q.

Growth in average interest earning assets this Q was similar to that of NII, which allowed the NIM level to remain relatively stable QoQ. NIM on loans posted a slight decline due to higher funding costs (+10 b.p. QoQ).

Source: BCP

II.4 Past Due Portfolio and Provisions for Possible Loan Losses

In line with the bank’s conservative strategy and a strong increase in loans, net provisions for loan losses grew a significant 45.0% QoQ. The past due ratio fell to 1.52% in 2Q11- indicating healthy loan growth- while the coverage ratio on the past due portfolio was situated at 194.3% at quarter-end.

Provision for loan losses	Quarter			Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY
Provisions	(69,563)	(50,607)	(43,592)	37.5%	59.6%
Loan loss recoveries	9,154	8,953	12,408	2.2%	-26.2%
Net provisions, for loan losses	(60,409)	(41,654)	(31,183)	45.0%	93.7%
Total loans	15,927,315	14,553,244	12,611,066	9.4%	26.3%
Reserve for loan losses (RLL)	469,728	433,311	386,148	8.4%	21.6%
Charge-Off amount	34,543	23,216	35,296	48.8%	-2.1%
Past due loans (PDL)	241,767	228,425	215,092	5.8%	12.4%
PDL / Total loans	1.52%	1.57%	1.71%
Coverage	194.3%	189.7%	179.5%

Net provisions for loan losses in 2Q11 grew 45.0% QoQ. This figure was equivalent to 21.6% of the gross financial margin or NII (vs. 15.0% in the previous quarter) and to an annualized 1.6% of average total loans for the quarter (vs. 1.2% in 1Q11). It is important to point out that this net provisions growth is mainly due to the significant loan portfolio expansion (about US$ 1,374 million QoQ), with predominance of provisions for corporate loans, and the slight deterioration in the consumer, SME and micro lending portfolios.

The quality of the loan portfolio at the end of 2Q11 showed QoQ improvement. Accordingly, the past due ratio dropped from 1.57% in March to 1.52% at the end of June. The latter as a consequence of a strong and healthy expansion in the loan portfolio (+9.4% QoQ), while past due loans increased only slightly by 5.8%.

In keeping with higher spending on provisions, reserves for loan losses increased 8.4% QoQ, which exceeds growth in the past due portfolio. In this context, the coverage level for past due loans was 194.3% at the end of 2Q11. This figure tops that reported in 1Q (189.7%) and is in line with the bank’s conservative strategy.

Source: BCP

The graph below shows that the past due ratio for the majority of BCP’s products remained stable throughout 2Q11. Nevertheless, it is evident that the SME portfolio, whose past due ratio went from 5.9% at the end of March to 5.6% in June, has improved somewhat. The past due ratio for Consumer loans also showed slight improvement, going from 2.2% in March to 2.1% in June.

PDL Ratio by Segment

Source: SBS and ASBANC.

II.5 Non-financial Income

Non-financial income in 2Q11 reported a noteworthy increase of +7.4% with regard to the previous quarter. This was primarily attributable to an increase in fee income, higher gains on FX transactions and an increase in net gains on sales of securities.

Non financial income	Quarter			Change %		Year ended		Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	Jun 11 / Jun 10
Fee income	132,207	122,025	113,577	8.3%	16.4%	254,232	220,800	15.1%
Net gain on foreign exchange transactions	35,335	31,275	23,595	13.0%	49.8%	66,610	49,098	35.7%
Net gain on sales of securities	552	(2,635)	29,727	120.9%	-98.1%	(2,083)	29,888	-107.0%
Other income	2,532	8,254	2,642	-69.3%	-4.2%	10,786	7,596	42.0%
Total non financial income	170,626	158,919	169,541	7.4%	0.6%	329,545	307,382	7.2%

Fee income grew considerably in 2Q11 (+8.3% QoQ). This was due mainly to a significant increase in commissions for Corporate Finance services (+US$ 4.5 million) and Credibolsa (+US$ 3 million), which are represented in a +20.7% increase in Others. A YoY assessment shows significant growth in all segments, which led to a +16.4% YoY in fee income. The aforementioned was due to primarily to a +18.5% YoY in Others (mainly Credibolsa) and +15.2 % YoY in Miscellaneous Accounts (basically attributable to Savings Accounts and Debit Cards).
The aforementioned, coupled with an increase in net gains on FX transactions (+13% QoQ) and net gains on sales of securities (+120.9% QoQ)- which reported higher gains due to fluctuations in securities and permanent investments- helped offset the drop in Other Income (-69.3% QoQ). It is important to note that in 1Q11, Other Income reported extraordinary income of US$ 4 million relative to a drawback for employee profit sharing corresponding to 2010.

In the YoY assessment, it is important to emphasize that the entry for net gain on sales of securities posted in 2Q10 included extraordinary income for approximately US$26 million stemming from the Peruvian Government’s move to buyback bonds denominated in Euros, which explains the YoY decline recorded.

Banking Fee Income	Quarter			Change %		Year ended		Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	Jun 11 / Jun 10
Miscellaneous Accounts*	32,564	32,038	28,276	1.6%	15.2%	64,602	56,076	15.2%
Contingents	7,979	8,767	6,214	-9.0%	28.4%	16,746	12,608	32.8%
Payments and Collections	16,526	15,853	14,651	4.2%	12.8%	32,379	28,510	13.6%
Drafts and Transfers	7,736	7,555	6,837	2.4%	13.1%	15,291	13,337	14.6%
Credit Cards	16,460	15,593	14,628	5.6%	12.5%	32,054	28,479	12.6%
Others	50,941	42,219	42,970	20.7%	18.5%	93,160	81,789	13.9%
Total Fee Income	132,207	122,025	113,577	8.3%	16.4%	254,232	220,800	15.1%
* Saving accounts, current accounts and debit card.

The number of transactions this quarter increased +5.9% QoQ. This was driven primarily by growth in BCP Agents, both in terms of the number of agents and (+7.4% QoQ) and the number of transactions (+20% QoQ). Others channels that contributed to an increase in the number of transactions recorded were: ATMs ViaBCP (+4.7% QoQ), Points of Sale P.O.S. (+8.3% QoQ), Telecredit (+7.5% QoQ), Telephone Banking ViaBCP (+17.4% QoQ) and Internet Banking (+1.5% QoQ).

A YoY assessment shows significant +19% growth in the number of transactions. In this context, growth in Mobile Banking was noteworthy (+104.8% YoY) as was the marked trend toward customers’ preference for alternative channels over traditional tellers, whose volume fell -8.6% YoY.

	Quarter			Change %
No of Transactions per channel	Average 2Q11	Average 1Q11	Average 2Q10	QoQ	YoY
Teller	9,248,961	9,264,846	10,122,052	-0.2%	-8.6%
ATMs Via BCP	10,107,607	9,655,771	8,339,318	4.7%	21.2%
Balance Inquiries	3,126,428	3,117,178	2,888,532	0.3%	8.2%
Telephone Banking	2,051,002	1,747,575	1,971,011	17.4%	4.1%
Internet Banking Via BCP	12,711,976	12,522,553	10,563,804	1.5%	20.3%
Agente BCP	8,409,309	7,005,377	5,118,650	20.0%	64.3%
Telecrédito	5,452,241	5,072,605	4,339,153	7.5%	25.7%
Mobile banking	520,351	479,752	254,054	8.5%	104.8%
Direct Debit	452,055	411,485	418,500	9.9%	8.0%
Points of Sale P.O.S.	5,129,081	4,734,844	4,052,376	8.3%	26.6%
Other ATMs network	359,889	346,595	319,065	3.8%	12.8%
Total transactions	57,568,899	54,358,582	48,386,515	5.9%	19.0%
Source: BCP

The network of BCP’s distribution channels (only in Peru) continued to grow to reach a total of 5,740 points of access in 2Q11 (+6.9% QoQ). This expansion, as mentioned above, continues to be led by BCP Agents and noteworthy growth in ATMs (+7.4% QoQ). The YoY analysis reveals a total increase in points of access in excess of +1,200 (+28.3% YoY).  In addition, it is important to point out the increase in 8 new branches YoY, in line with our expansion plans.

	Balance as of			Change %
	2Q11	1Q11	2Q10	QoQ	YoY
Branches	333	332	325	0.3%	2.5%
ATMs	1,309	1,219	1,062	7.4%	23.3%
Agentes BCP	4,098	3,816	3,086	7.4%	32.8%
Total	5,740	5,367	4,473	6.9%	28.3%
Source: BCP

II.6 Operating Expenses and Efficiency

At the end of 2Q11, operating expenses increased 5.0%. This led the efficiency ratio, which increased from 47.7% to 48.4% QoQ, to deteriorate. Regardless, the figure posted continues to fall within the expected range.

Operating expenses	Quarter			Change %		Year to ended		Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	Jun 11 / Jun 10
Salaries and employees' benefits (1)	117,713	113,907	90,961	3.3%	29.4%	231,620	189,406	22.3%
Administrative, general and tax expenses	79,861	72,621	67,866	10.0%	17.7%	152,482	133,651	14.1%
Depreciation and amortizacion	19,235	18,870	16,837	1.9%	14.2%	38,105	33,260	14.6%
Other expenses	11,320	11,846	7,516	-4.4%	50.6%	23,166	12,196	89.9%
Total operating expenses	228,129	217,244	183,180	5.0%	24.5%	445,373	368,513	20.9%
Efficiency ratio	48.4%	47.7%	48.0%			48.1%	49.6%
(1) Includes Employees' profit sharing since 1Q11.

The two components that account for the majority of operating expenses- salaries and employees benefits and administrative, general and tax expenses- increased significantly this quarter. The first grew 3.3% QoQ due to an increase in the number of personnel associated to the expansion of our businesses especially in the retail segment and higher payments for variable compensation due to strong growth in loans throughout the quarter.  The second grew +10.0% QoQ due to the evolution of three components: (a) Marketing, which grew 44.8% due to advertising campaigns; (b) Consulting, which grew 65.1% and accounted for 7.8% of total administrative expenses during the period and (c) Other expenses, which rose primarily due to an increase in expenses to rent premises (+28.3%).

The table below provides details on administrative expenses and their quarterly variations:

Administrative Expenses	Quarter						Change %
US$ (000)	2Q11%		1Q11%		2Q10%		2Q11 / 1Q11	2Q11 / 2Q10
Marketing	12,743	16.0%	8,800	12.1%	8,133	12.0%	44.8%	56.7%
Systems	10,003	12.5%	9,352	12.9%	7,994	11.8%	7.0%	25.1%
Transport	6,911	8.7%	6,494	8.9%	5,530	8.1%	6.4%	25.0%
Maintenance	2,951	3.7%	2,540	3.5%	2,530	3.7%	16.2%	16.6%
Communications	3,922	4.9%	4,753	6.5%	4,734	7.0%	-17.5%	-17.2%
Consulting	6,247	7.8%	3,784	5.2%	4,460	6.6%	65.1%	40.1%
Others	20,821	26.1%	19,658	27.1%	19,246	28.4%	5.9%	8.2%
Taxes and contributions	7,744	9.7%	8,356	11.5%	7,009	10.3%	-7.3%	10.5%
Other subsidiaries and eliminations, net	8,520	10.7%	8,883	12.2%	8,231	12.1%	-4.1%	3.5%
Total Administrative Expenses	79,861	100.0%	72,621	100.0%	67,867	100.0%	10.0%	17.7%

II. 7 Net Shareholders’ Equity and Regulatory Capital

ROAE was 27.7% in 2Q11, which is tied to 5.2% growth QoQ in net income. The BIS ratio was 13.5%, which represents a decline QoQ. This decrease was attributable to an increase in RWA (+5.1%) due to growth in the loan portfolio.

Shareholders' equity	Quarter			Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY
Capital stock	783,213	783,213	783,213	0.0%	0.0%
Reserves	628,987	628,987	388,309	0.0%	62.0%
Unrealized gains and losses	140,212	140,283	84,959	-0.1%	65.0%
Retained earnings	236,418	236,531	187,143	0.0%	26.3%
Income for the year	268,965	131,095	236,130	105.2%	13.9%
Net shareholders' equity	2,057,795	1,920,109	1,679,754	7.2%	22.5%
Return on average equity (ROAE)	27.7%	26.8%	33.0%

Net shareholders’ equity increased 7.2% QoQ in 2Q11. This was due primarily to an increase in accumulated earnings at the end of the quarter (+105.2%). The YoY comparison, however, indicates that growth in net shareholders’ equity is due primarily to an increase in reserves (+62.0%).

ROAE was higher this quarter than last, it was situated at 27.7% in 2Q11 (vs. 26.8% in 1Q), which is attributable to 5.2% QoQ growth in net income. It is important to point out that this result was achieved despite the aforementioned QoQ growth in net shareholders’ equity.

In terms of capitalization, regulatory capital grew 3.7% QoQ due to an increase in capital stock (+2.0%) and reserves (+2.0%), both of which were associated with the 2% revaluation of the Nuevo Sol against the US Dollar in 2Q11.

If we look at the breakdown of regulatory capital, a 3.4% QoQ decrease is evident in Tier II and Tier III due to the fact that some subordinated bonds  are about to mature, which means that they cannot be fully included in the regulatory capital calculation.

Risk-weighted assets (RWA) increased 5.1% QoQ due, in order of importance, to:

(i)	An increase in credit RWA (+4.5%) due to growth in the loan portfolio (+9.4%).

(ii)	An increase in the market RWA (+23.1%) due to an increase in the position held in foreign currency at the end of 2Q11 as compared to 1Q.

In this context, the BIS ratio was situated at a highly solvent 13.5% at the end of 2Q11, which although slightly below 1Q’s level, is in line with strong loan growth.

It is also important to note that on July 20, 2011, the SBS published the "Guidelines for Additional Capital Requirements," which stipulate the additional capital required to cover risks not contemplated in pillar 1 of Basilea II and include: (i) concentration risk, (ii) market concentration risk, (iii) interest rate risk (iv) and the economic cycle. This additional capital will be required as of 2012. BCP foresaw the implementation of this regulation and took steps to include these changes in its capital plan for the next few years.

Regulatory Capital and Capital Adequacy Ratios	As of			Change %
US$ (000)	Jun 11	Mar 11	Jun 10	QoQ	YoY
Capital Stock	930,425	912,175	905,074	2.0%	2.8%
Legal and Other capital reserves	729,000	714,701	470,331	2.0%	55.0%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	194,226	185,781	168,228	4.5%	15.5%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated Debt	416,605	428,481	446,011	-2.8%	-6.6%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(196,129)	(248,460)	(227,269)	-21.1%	-13.7%
Goodwill	(44,410)	(43,539)	(43,200)	2.0%	2.8%
Total Regulatory Capital	2,279,717	2,199,138	1,969,175	3.7%	15.8%

Tier 1 (2)	1,880,547	1,786,027	1,514,939	5.3%	24.1%
Tier 2 (3) + Tier 3 (4)	399,171	413,111	454,236	-3.4%	-12.1%

Total risk-weighted assets	16,852,921	16,029,049	14,454,607	5.1%	16.6%
Market risk-weighted assets (5)	715,238	580,852	519,321	23.1%	37.7%
Credit risk-weighted assets	15,511,604	14,845,257	13,458,244	4.5%	15.3%
Operational risk-weighted assets (6)	626,079	602,940	477,043	3.8%	31.2%

Market risk capital requirement (5)	70,093	56,923	49,335	23.1%	42.1%
Credit risk capital requirement	1,520,137	1,454,835	1,278,533	4.5%	18.9%
Operational risk capital requirement (6)	61,356	59,088	45,319	3.8%	35.4%

Capital ratios
BIS ratio (7)	13.53%	13.72%	13.62%
Risk-weighted assets (8) / Regulatory Capital	7.39	7.29	7.34
(1) Until June 2009,  loan loss reserves up to 1% of gross loans.   Since July 2009,  up to 1.25% of total risk-weighted assets.
(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit in subsidiaries - Goodwill - (0.5 x Inverstment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized gains - Goodwill).
(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries)
(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.
(5) Since July 2009, it includes capital requirement to cover price and rate risk.
(6) Effective as of July 2009.
(7) Regulatory Capital / Risk-weighted assets (legal minimum = 9.8% since July 2010)
(8) Until June 2009,  Risk-weighted assets = Credit risk-weighted assets + Capital requirement to cover market risk * 11. Since July 2009,  Risk-weighted assets = Credit risk-weighted assets * 0.96 + Capital requirement to cover market risk * 10.5 + Capital requirement to cover operational risk * 10.5

III. Banco de Crédito de Bolivia

Results

In 2Q11, BCP Bolivia posted US$ 3.3 million in net income, demonstrating a contraction of 36.9% QoQ. This is due primarily to:

(i)	Higher provisions on total loans (+113.1%) in terms of specific and cyclical provisions to cover loan growth; and

(ii)
Higher provisions for income tax (+195.5%), which were double the amount set aside in 1Q11 when a million dollar adjustment on income tax credit was made in BCP Bolivia’s favor (a move not made in past years).

This QoQ decline in net income masks a significant 11.0% growth in net interest income. This increase was attributable to robust loan growth (+11.2%), which offset the decrease in investment income (primarily in terms of instruments from the Central Bank of Bolivia).

On YoY comparison, net income increased slightly. Most noteworthy in this scenario was the 18.4% increase in net interest income.

BCP Bolivia’s prudent loan risk management strategy helped it achieve a past due ratio of 1.2% in 2Q11 (1.7 % in 1Q11 and 1.5% in 2Q10) and a coverage ratio of 328.6% (242.8% en 1T11 y 284.6% en 2T10). These indicators situate BCP Bolivia among the best performers in the Bolivian banking system, which reported ratios of 1.9% and 242.0% respectively at the end of 2Q11. Nevertheless, the business’s profitability has declined in Bolivia. This is evident in the fact that the Bank’s ROAE dropped to 18.0%, which falls below the 22.3% posted in 1Q11 and the 20.0% reported in 2Q10.

Assets and Liabilities

BCP Bolivia’s loan balance at the end of June 2011 was US$ 681.4 million, which tops the US$ 612.9 million posted in March 2011 by 11.2% and exceeds June 2010’s figure by 29.6%. Loan growth in the second quarter of the year was due to an increase in activity in the Wholesale Banking segment’s portfolio, which posted +19.6% QoQ and y +29.2% YoY. It is important to emphasize that this segment represents 43.3% of BCP Bolivia’s total loan portfolio.

Retail Banking, which provides 53.9% of total loans, experienced 5.8% growth QoQ and 31.6% YoY. Particularly noteworthy this quarter was the increase recorded in Commercial Loans (+15.1% QoQ and +59.5% YoY), which represents 9.5% of this division’s total loans, and the increase in Home Mortgages (+4.3% QoQ and 20.4% YoY), which account for 43.0% of its portfolio.

In terms of liabilities, Bolivia’s deposits contracted 3.2% QoQ, which is due primarily to decreases of 5.5% and 3.5% respectively in demand deposits and time deposits respectively. This decline was attributable to the fact that the Bolivian banking system’s liquidity fell in 2Q11 due to income tax payments. Nevertheless, a YoY comparison indicates a 19.2% increase due to 36.0% growth in time deposits.

Net shareholders’ equity increased 3.7% QoQ and 9.5% YoY.  The latter was due to a decision to set aside more voluntary reserves to reinforce shareholders’ equity to maintain asset growth.

Finally, BCP Bolivia has an 11.3% share of current loans and holds 12.2% of total deposits. This situates the bank in third place in the banking system in terms of loans and fourth with regard to deposits. BCP Bolivia continues to position itself as a bank on the move that provides simple and efficient technological solutions by offering innovative transactional products and increasingly sophisticated on-line services.

Banco de Crédito de Bolivia	Quarter			Change %		Year ended		Change %
US$ million	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	Jun 11 / Jun 10
Net interest income	9.6	8.6	8.1	11.0%	18.4%	18.2	16.9	7.3%
Net provisions for loan losses	-2.9	-1.4	-1.8	113.1%	63.8%	-4.3	-2.1	108.2%
Non financial income	9.5	8.8	8.3	8.5%	14.8%	18.3	17.4	5.0%
Operating expenses	-12.3	-11.9	-11.0	3.6%	12.0%	-24.3	-22.0	10.3%
Translation result	0.2	0.4	-0.1	-51.2%	501.0%	0.6	-0.1	1110.5%
Income tax	-0.7	0.7	-0.2	195.5%	256.2%	0.0	-1.3	-102.6%
Net Income	3.3	5.3	3.3	-36.9%	0.2%	8.6	8.9	-3.8%
Total loans	681.4	612.9	525.6	11.2%	29.6%
Past due loans	8.5	10.4	8.1	-18.8%	5.0%
Net provisions for possible loan losses	-26.8	-24.5	-22.3	9.8%	20.6%
Total investments	250.7	276.2	267.0	-9.2%	-6.1%
Total assets	1,127.0	1,160.6	965.8	-2.9%	16.7%
Total deposits	994.3	1,027.6	833.8	-3.2%	19.2%
Net shareholders' equity	98.1	94.6	89.5	3.7%	9.5%
PDL / total loans	1.25%	1.71%	1.54%
Coverage ratio of PDLs	328.6%	242.8%	284.6%
ROAE (1)	18.0%	22.3%	20.0%
Branches	65	65	65
Agentes	34	33	40
ATMs	194	186	171
Employees	1,386	1,390	1,368
(1) ROAE = (Acumulated net income / average monthly equity (from dec. to date))/(number of months)*12.

IV. Financiera Edyficar

Edyficar	Quarter			Change %		Year ended		Change %
US$ 000	2Q11	1Q11	2Q10	QoQ	YoY	2011	2010	2011 / 2010
Net financial income	25,905	25,634	19,499	1.1%	32.9%	51,540	16,164	410.0%
Total provisions for loan loasses	(4,693)	(2,462)	(1,238)	90.6%	279.0%	(7,154)	(5,790)	-6.2%
Non financial income	282	187	217	51.1%	29.8%	469	590	22.6%
Operating expenses	(14,891)	(14,666)	(10,996)	1.5%	35.4%	(29,557)	(8,785)	437.6%
Operating Income	6,604	8,694	7,482	-24.0%	-11.7%	15,297	2,179	1299.7%
Translation results	2,190	62	381	3410.3%	-474.6%	2,252	(376)	-709.0%
Employees' profit sharing and income taxes	(2,241)	(2,768)	(2,740)	-19.0%	-18.2%	(5,009)	(659)	1522.0%
Net income	6,552	5,988	5,123	9.4%	27.9%	12,541	1,144	1832.4%
Contribution to BCP	6,538	5,976	5,112	9.4%	127.9%	12,514	1,142	1832.4%
Total loans	413,566	381,558	289,392	8.4%	42.9%	413,566	249,768	42.6%
Past due loans	16,877	15,339	13,314	10.0%	26.8%	16,877	9,688	47.4%
Net provisions for possible loan losses	(29,152)	(26,709)	(25,136)	9.1%	16.0%	(29,152)	(25,242)	3.9%
Total assets	479,458	458,730	361,827	4.5%	32.5%	479,458	275,282	69.2%
Deposits and obligations	147,685	140,248	74,708	5.3%	97.7%	147,685	36,082	327.3%
Net shareholders' equity	62,075	55,522	42,415	11.8%	46.3%	62,075	41,418	26.6%
PDL / Total loans	4.08%	4.02%	4.60%			4.08%	3.88%
Coverage ratio of PDLs	172.7%	174.1%	188.8%			172.7%	260.6%
Return on average equity (1)	23.9%	22.9%	40.9%			22.7%
Branches	102	101	104
Employees'	1,893	1,714	1,391
(1) Net shareholders' equity includes US$ 50.7 millions from goodwill.

Financiera Edyficar’s results in the second quarter of 2011 posted growth of 9.4% QoQ. Net income in 2Q11 was US$ 6.6 million, which indicates a 27.9% increase YoY. The main indicators this quarter are:

i)
The loan portfolio continued to grow, reporting an 8.4% increase QoQ and 42.9% YoY. This constant growth goes hand-in-hand with an increase in banking penetration, which is our primary focus. Along these lines, we are in the process of expanding our network of branches.

ii)
The past due ratio increased slightly in comparison to 1Q11.This which was due primarily to deterioration in the past due portfolio (10.0% QoQ), which was accompanied by growth in total loans (8.4% QoQ). Despite this, the coverage ratio continued to top 170%.

iii)
The increase in net income is primarily attributable to a positive translation result, which was attributable to the bank’s on-target management of assets and liabilities in a scenario marked by an appreciation in the Nuevo Sol (+2.0% QoQ). In this context, the translation result increased 3,410.3% QoQ and 474.6% YoY.

NII grew 1.1% in 2Q11. This was due primarily to the USD 2,359 M increase in interest income, which represents an expansion of 8.1% (QoQ). This was offset by the net effect of forward coverage contracts for USD 1,218 M.

The operating income fell 24% QoQ due to an increase in provisions (90.6% QoQ). Growth in provisions is directly related to an increase in total loans. This portfolio increased US$ 32,008 M, which led Edyficar to set aside 7.04% to cover possible loan losses, in accordance with the roll rate in place.

Deposits and obligations increased 5.3% with regard to 1Q11 despite the fact that the local financial system’s liquidity level remained low. Edyficar was able to achieve this result by maintaining its positions in institutional funds through Mutual Funds, Insurance Companies and AFPs. The majority of these resources are earmarked for Edyficar’s Money Market Portfolio, which is invested mainly in Time Deposits in the Central Bank.

Although the bank’s net shareholders’ equity increased 11.8% in 2Q11, ROAE, including Goodwill, increased to 23.9% QoQ. ROAE without Goodwill was 44.6%.

It is evident that Edyficar continues to contribute to BCP’s objectives in terms of loan levels, net income, and its drive to increase the micro finance system’s penetration levels.  Thus far this year, Edyficar has opened 6 new branches and by year-end, the goal is to inaugurate 12 more. This will position Edyficar to successfully face the most important quarter of the year for Retail Banking.

V. El Pacífico Peruano Suiza and Subsidiaries

Grupo Pacifico

Pacifico Insurance Group, which is comprised of property and casualty insurance (PPS), life insurance (PV) and health insurance (EPS) divisions, reported income before minority interest of US$ 25.8 million in 2Q11. This topped the US$ 15.7 million in 1Q11 and the US$ 20.5 million in 2Q10 and was due primarily to an increase in foreign currency translation gains and lower expenses for income tax.

The underwriting result in 2Q11 totaled US$ 27.7 million, which represents a 4.3% increase over 1Q11’s result of US$ 26.5 million and tops 2Q10’s result of US$ 27.3 million by 1.1%. These improvements were attributable to higher premium turnover in PPS (17.6%) and EPS (2.6%) vs. 1Q11 and a drop in underwriting reserves at PV (-38.4%).

The quarterly result posed financial income of US$ 27.2 million, which is an improvement over the US$ 25.3 million reported in 1Q11 and the US$ 20.9 million registered in 2Q10.

General expenses totaled US$ 30.5 million in 2Q11, which represents a decline with regard to the US$ 31.9 million in 1Q11. This was due primarily to a decrease in expenses for personnel, tax payments and expenses for third party services in the property and casualty line (PPS).

Along these lines, it is important to mention two effects that drove the quarterly result: (i) the translation result, which rose to US$ 2.7 million vs. US$ 0.015 million in 1Q11 (due to the exchange rate); and (ii) expenses for income tax, which went from US$ 4.9 million in 1Q11 to US$ 1.3 million in 2Q11 due primarily to the effect of non-taxable earnings in PPS and EPS following the sale of sovereign bonds and moreover in PV due to the tax exemption for the asset yields that back life insurance underwriting reserves (in effect since 2010 according to article 18, section F of the Income Tax Law - IR), which was calculated in March 2011.

The contribution to Credicorp was US$ 25.1 million in 2Q11, which exceeds the earnings obtained in 2Q10 and 1Q11 by 100.1% and 63.5% respectively.

It is important to point out that due to changes in international financial reporting standards, Statutory Employee Profit Sharing (PUL) is included in personnel expenses (administrative expenses). Additionally, expenses related to net premiums and reinsurance are now reported as other direct costs rather than general expenses. Changes in these concepts are reflected in the results corresponding to 2010 for the group’s businesses (PPS, EPS and PV).

US$ Thousand	Net earnings (1)				Adjustment for	Total Contribution
Period	PPS	PV	EPS (2)	PGA	consolidation	to BAP
2Q10	8,095	10,487	1,878	20,461	(7,943)	12,518
3Q10	7,599	6,962	1,826	16,386	(5,947)	10,439
4Q10	6,737	8,667	1,045	16,450	(488)	15,962
1Q11	4,798	8,924	1,929	15,651	(326)	15,325
2Q11	3,333	21,012	1,431	25,776	(719)	25,057
QoQ	-31%	135%	-26%	65%	n.a.	64%
YoY	-59%	100%	-24%	26%	n.a.	100%
(1) Before including minority interest.
(2)Includes Médica, an additional company which offers medical assistance services.

Finally, it is important to note that net shareholders’ equity has increased 21.7% QoQ (+30.8% YoY) due to Pacifico Vida’s capital contribution (US$ 53.2 million).

Pacifico General Insurance (PPS)

Net earnings in 2Q11 totaled US$ 3.3 million in comparison to US$ 4.8 million in 1Q11 and US$ 8.1 million in 2Q10.

The decline in PPS’s net result was due to an increase in the loss ratio for Obligatory Statutory Insurance (SOAT) and Cars’ lines as well as lower financial yields this quarter.

The YoY difference is primarily attributable to an increase in the loss ratio, higher general expenses (personnel expenses, advertising and fees for third-party services) and an increase in other direct costs.

Underwriting Result by Business Unit

	2T11				1T11				2T10
US$ millon	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	23.9	16.4	15.3	55.7	22.6	16.3	14.7	53.7	20.6	15.2	15.3	51.1
Underwriting results	5.7	2.6	7.1	13.2	6.9	4.4	6.7	16.8	7.7	3.9	6.5	17.8
Loss ratio	52.2%	74.6%	37.0%	54.7%	45.6%	64.4%	35.8%	48.6%	41.8%	66.2%	41.8%	49.0%
Underwriting results / net earned premiums	23.9%	16.0%	46.5%	23.7%	30.6%	27.2%	45.5%	31.3%	37.5%	25.5%	42.6%	34.9%

•	The underwriting result for Vehicle Insurance of US$ 5.7 million in 2Q11 is lower than the US$ 6.9 million reported in 1Q11 due to an increase in the loss ratio reported this quarter.
The underwriting result for the Cars line was US$ 4.7 million in 2Q11, which represents a 12% decrease QoQ that was attributable to an increase in the loss ratio (+14% QoQ). This increase is due to the fact that the proportion of light vehicles in the 0-1 year category (which present the highest number of claims) has increased and also reflects the effect of inflation on the cost of repairing these vehicles (+18% YoY).
The underwriting result for Obligatory Statutory Insurance (SOAT) was US$ 1.1 million in 2Q11, which is 35% lower than 1Q11’s figure and 16% below 2Q10’s result. Once again, an increase in the loss ratio was due to reserve releases in years past and the fact that more risk reserves have been set aside to cover high portfolio growth (+30% YoY).
Finally, it is important to mention that the market’s loss ratio for Cars has increased from 51.3% in 2Q10 to 57.7% in 2Q11 while the ratio for SOAT has remained relatively stable at 47.1% (vs. 47.5% in 2Q10).

•
In 2Q11, Private Health insurance posted an underwriting result of US$ 2.6 million, which is US$ 1.8 million below the US$ 4.4 million reported in 1Q11. The loss ratio was 74.6%, which exceeded the 64.4% obtained in 1Q11 and the 66.2% reported in 2Q10 due to an increase in severe occurrence payments for modular products as well as an increase in the loss ratio associated with oncological products for complex cases. Compared to 2Q10, the net earned premium increased 8.2%. This was due primarily to an increase in the participation of Alliances and direct sales channels, which focused on oncological products and Multisalud in particular.

•
The property and casualty line (P&C) reported direct premiums of US$ 41.2 million, which is 19.2% higher than the figure reported in 2Q10. The line that showed the most significant increase in direct premiums was Fire and the lowest growth was seen in Technical Lines. The percentage of ceded premiums increased from 47.1% in 2Q10 to 52.7% in 2Q11. This was primarily due to occurrences in the Fire line; subsequently, the net earned premium remained at levels similar to those seen in 2Q10.

The loss ratio fell from 41.8% in 2Q10 to 37% in 2Q11 due to lower loss ratios in the Marine Hull, Technical, Inland Marine and Personal Accidents lines.

The aforementioned led to an underwriting result of US$ 7.1 million in 2Q11, which is higher than the US$ 6.7 million reported in 1Q11and the US$ 6.5 million obtained in 2Q10. This result is due primarily to good underwriting management, which is reflected in lower loss ratio reported this quarter.

PPS’s net financial income was US$ 7.2 million in 2Q11, which represents a decrease with regard to the US$ 8.6 million posted in 1Q11. This decline is primarily due to low gains on sales of securities and interest on investment this quarter.

In summary, the following factors had an impact on 2Q11’s result in the property and casualty segment (PPS): (i) income for net insurance premiums reached US$ 55.7 million while (ii) general operating expenses totaled US$ 16.8 million. These results led to a (iii) combined ratio this quarter of 106.5%, 54.7 points of which correspond costs or expenses for net losses (loss ratio), 21.6 points to business acquisition costs and the remaining 30.2 points to general or administrative expenses.

Pacifico Vida (PV)

Pacifico Vida obtained income before minority interest of US$ 21.0 million in 2Q11, which tops the US$ 8.9 million obtained in 1Q11 (+135.5%) and represents an increase of 100.4% over 2Q10’s result. This growth was due to the combined effect of an increase in net financial income, higher FX translation gains and lower expenses for income tax.

The underwriting result in 2Q11 of US$ 9.7 million is due primarily to a drop in the loss ratio, which went from 60.7% in 1Q11 to 51.3% in 2Q11, particularly in the Retirement Fund Disability Insurance line.

Pacífico Vida

	Total Premiums			Change %
Products	2Q11	1Q11	2Q10	QoQ	YoY
Individual life	16.2	15.7	14.0	3.2%	16.1%
Individual annuity	19.6	30.5	12.9	-35.7%	52.3%
Disability & survivor (Pension)	14.0	13.1	11.3	6.8%	23.0%
Credit Life	10.2	9.7	7.2	4.8%	40.4%
Personal accidents	4.1	3.9	2.9	3.8%	38.9%
Group life (Law)	2.9	3.4	2.4	-15.3%	21.4%
Group life	3.3	3.0	4.3	8.1%	-24.7%
Limited workers compensation	3.4	4.1	2.6	-15.2%	34.1%
TOTAL	73.6	83.4	57.6	-11.7%	27.7%

Net financial income this quarter (US$ 19.7 versus US$ 16.3 million in 1Q11) rose primarily due to an increase in the market value of securities and higher interest on investments.

General expenses in 2Q11 increased 3.6% with regard to 1Q11 to total US$ 10.0 million. The increase seen this quarter was due primarily to higher expenses for personnel and third-party services.

The translation result increased US$ 1.5 million QoQ. Additionally, no provisions were set aside for income tax in 2Q11 (positive effect of US$ 1.6 million in the net result for this quarter).

Pacifico Salud (EPS)

In 2Q11, Pacífico Salud reported net income of US$ 1.4 million, which falls below the US$ 1.9 million reported in 1Q11 and 2Q10.

The net earned premium totaled US$ 41.6 million in 2Q11, which tops the US$ 40.5 million posted in 1Q11 and the US$ 35.5 million reported in 2Q10. Despite this improvement, the increase in the loss ratio (79.0% in 2Q11 versus 75.8% in 1Q11)- which was due to an increase in claims-  had a negative effect on the net result.
The insurance business is today in the process of implementing a comprehensive strategy focused on improving the quality of its services, positioning and ROE. In line with this strategy, PPS recently completed several acquisitions as part of its new and ambitious plans to position the company as a leading insurance business in Peru and a relevant player in the Latin American market. The ultimate objective is to achieve 24-25% ROAE for these business lines. The reported acquisitions were made by the company’s EPS division (health insurer and health services provider) which is implementing a vertical integration strategy based on the most successful models in the region.  This strategy aims to institute efficient control of costs, ensure that PPS provides premium services in its markets, and situate the company as a clear market leader while achieving the highest possible ROEs for businesses of this kind. Furthermore, and in line with Credicorp’s set guidelines and limits, the reported acquisitions represent an allocation of no more than 5% of Credicorp’s capital.

VI. Atlantic Security Bank

Atlantic Security Bank (ASB), which is owned wholly by Atlantic Security Holding Corporation (ASHC), reported net income of US$ 11.5 million in 2Q11 (-11.3% QoQ). This decline was due primarily to a drop in net interest income and lower realized earnings this past quarter, which were not offset by higher fees and commissions for services. ASB’s contribution to Credicorp, which fell in 2Q11, is still at acceptable levels considering the conditions that persist in the international market.

Quarterly Results

ASB	Quarter			Change %		Year to ended		Change %
US$ million	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	Jun11 / Jun10
Net interest income	7.1	8.9	8.8	-20.0%	-19.1%	16.1	18.0	-10.9%
Dividend income	0.3	0.2	0.1	34.9%	85.6%	0.5	0.3	55.5%
Fees and commissions from services	3.5	2.6	2.0	33.5%	72.5%	6.2	4.3	43.9%
Net gains on foreign exchange transactions	0.1	-0.1	-0.1	230.2%	162.6%	0.0	-0.3	105.0%
Total earnings	11.0	11.7	10.9	-6.0%	0.9%	22.7	22.3	1.8%
Net Provisions	0.0	0.0	0.0	0.0%	0.0%	0.0	0.0	0.0%
Net gains from sale of securities	2.3	3.1	3.7	-25.6%	-38.2%	5.4	7.3	-26.2%
Other income	0.1	0.0	0.1	155.5%	-9.8%	0.1	0.4	-62.5%
Operating expenses	-1.9	-1.9	-1.8	1.6%	5.1%	-3.8	-3.6	5.8%
Net income	11.5	13.0	13.0	-11.3%	-11.1%	24.5	26.5	-7.4%
Net income / share	0.16	0.19	0.19	-11.3%	-11.1%	0.4	0.4	-7.4%
Contribution to Credicorp	11.5	13.0	13.0	-11.3%	-11.1%	24.5	26.5	-7.4%
Total loans	536.7	508.2	493.3	5.6%	8.8%
Total investments available for sale	782.2	731.5	719.8	6.9%	8.7%
Total assets	1,525.8	1,323.9	1,326.7	15.2%	15.0%
Total deposits	1,328.1	1,045.9	1,124.1	27.0%	18.2%
Net shareholder's equity	185.0	174.8	182.1	5.8%	1.6%
Net interest margin	2.12%	2.82%	2.66%
Efficiency ratio	14.1%	12.6%	12.2%
Return on average equity	25.6%	27.4%	29.4%
PDL / total loans	0.00	0.00	0.00
Coverage ratio	0.1%	0.2%	0.2%
BIS ratio	16.71%	14.43%	20.81%
(1) Until December 2010, Bis ratio = Regulatory Capital / Risk weighted assets (RWA). Since January 2011, Basel II is implemented, and Bis ratio = (Regulatory capital - deductions) / (RWA credit risk + Charge operational risk + Charge market risk).

The QoQ decrease in total income is related to two main factors: low market rates and a strategy to reduce the duration of ASB’s investment portfolio. The political uncertainty generated during the presidential elections in Peru attracted a positive flow of funds to ASB; nevertheless, a portion of these funds were concentrated primarily in available for sale securities at the end of June to ensure that the bank had sufficient liquidity to meet any variations in the clients’ needs due to the electoral juncture.

Additionally, the uncertainty surrounding an economic rebound in the United States, coupled with the debt crisis in several countries in the European Union, has significantly exacerbated volatility in the interest rate curve. As such, ASB has taken steps to protect financial margins by purchasing futures and concentrating investments primarily in medium-short term fixed income instruments. The latter offer lower yields but are more likely to revaluate if interest rates increase in the future.

Fees and commissions for services increased 33.5% QoQ and 72.5% YoY given that clients shifted toward alternative investment opportunities in ASB, including structured products and assets under management. Realized earnings this quarter fell 25.6% QoQ and 38.2% YoY, primarily attributable to lower income on sales of different investments due to current market conditions.

No reserves were set aside for impairment in 2Q11.

The efficiency ratio in 2Q11 was 14.1%, which represents a 1.5 percentage point increase QoQ, despite the fact that expenses remained at levels similar to those seen in the previous quarter. This ratio’s deterioration was due primarily to a decrease in total earnings.

ROAE at ASB was 25.6%, which is lower than the 27.4% and 29.4% obtained in 1Q11 and 2Q10 respectively. This drop is attributable to lower net income, which was in turn attributable to a decline in the financial margin and realized earnings on investment sales.

Assets and Liabilities

Interest-earning assets totaled US$ 1,458 million in 2Q11 as shown in the chart below. The QoQ increase of 15.8% (13.4% YoY) was due primarily to an increase in cash and investments due to: (i) an increase in client deposits due to the presidential elections, and (ii) maturities of assets under management. The cash balance reflects ASB’s conservative approach to ensure that the bank has sufficient liquidity to face post-election uncertainty in Peru. Given that cash resources generate low yields, ASB has compensated by increasing its position in the investment portfolio to maximize returns on captured funds while maintaining a conservative policy to invest in high quality instruments.

Interest earning assets*	Quarter			Change %
US$ million	2Q11	1Q11	2Q10	QoQ	YoY
Due from banks	182	63	93	187.8%	96.1%
Loans	537	508	493	5.6%	8.8%
Investments	739	687	700	7.5%	5.6%
Total interest-earning assets	1,458	1,259	1,286	15.8%	13.4%
(*) Excludes investments in equities and mutual funds.

A significant portion of the instruments are investment grade (73%), which reflects the bank’s prudent policy to concentrate portfolio investment in instruments with a good risk profile.

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin- which has a subsequently positive impact on shareholders’ returns.

Liabilities	Quarter			Change %
US$ million	2Q11	1Q11	2Q10	QoQ	YoY
Deposits	1,328	1,046	1,124	27.0%	18.2%
Other liabilities	13	103	21	-87.8%	-38.7%
Total Liabilities	1,341	1,149	1,145	16.7%	17.1%

Client deposits increased 27.0% QoQ and 18.2% YoY, which is in line with the increase in active positions in cash and investments. This growth is in line with an increase in ASB’s position in cash and Banks, which is attributable to the aforementioned move to increase assets as well as different campaigns to ensure customers’ loyalty to ASB and capture new clients by offering a wide range of traditional banking products and services as well as investment and custody alternatives.

Other liabilities fell 87.8% QoQ due to dividend payments to ASHC for US$ 45 million and the short-term financing in place since the end of 1Q11. The 38.7% decline YoY is also related to short-term financing for US$ 9 million, which stems back to 2Q10.

Net shareholders’ equity increased 5.8% with regard to 1Q11 (1.6% YoY) due to the net income level reported this quarter. The BIS Ratio was 16.71% in 2Q11 (14.43% in 1Q11) due to changes in calculation methods following ASB’s move to apply the Basilea II model adopted by its regulating entity, the Cayman Islands Monetary Authority (CIMA). This level adequately reflects the ASB’s income levels and the quality of its financial assets. Basilea II introduces concepts of credit risk, operational risk and market risk and deducts eligible capital from securitized operations. All of this is meant to strengthen banks and ensure that financial entities maintain more robust levels of shareholders’ equity based on high quality assets. It is important to note that under the new method, ASB’s minimum legal ratio remains at 12%.

Asset Administration

AuM includes client deposits and investments in funds and financial instruments in custody. The total of these funds increased 1.7% QoQ and 18.3% YoY, which was primarily attributable to growth in deposit capture.

AuMs fell 6.8% QoQ due to the market valuations of client investments. A YoY comparison reveals 18.4% growth in the volume and market value of clients’ investments in funds and direct purchases.

VII. Prima AFP

PRIMA’s net earnings in 2Q11 were US$ 7.8 million, which represents a 3.3% decrease with regard to 1Q11 due to higher charges for income tax. Operating income grew 6.2% QoQ, which was attributable to an increase in fee income that was partially offset by higher operating expenses. It is important to point out that the increase in expenses QoQ is due primarily to reversals taken in the first quarter in the personnel account due to changes in IFRS accounting norms regarding employee profit sharing.

PRIMA’s commercial strategy in 2Q11 continued to focus of new captures. During the quarter, 19,888 affiliations were reported, which falls slightly below the capture level posted in the first quarter. This scenario, which was due to the economic juncture, was seen throughout the private pension system (SPP).

At the end of 2Q11, PRIMA’s funds under management represented 31.4% of the total managed by the SPP. The company’s collections contribution level in 2Q11 was US$ 166.2 million and accounted for 32.6% of all contributions made to SPP.

Quarterly main indicators and market share	PRIMA 2Q11	System 2Q11	Part. % 2Q11	PRIMA 1Q11	System 1Q11	Part. % 1Q11
Affiliates	1,162,141	4,777,777	24.3%	1,144,128	4,710,123	24.3%
New affiliations (1)	19,888	74,265	26.8%	21,210	77,689	27.3%
Funds under management US$ million	9,289	29,556	31.4%	9,458	30,068	31.5%
Collections US$ million (1)	166	510	32.6%	172	506	33.9%
Voluntary contributions US$ million	93	217	42.7%	122	261	46.6%
RAM US$ million (2)	496	1,514	32.8%	456	1,420	32.1%
Source: Superintendencia de Banca, Seguros y AFP.
(1) Accumulated to the Quarter.
(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Commercial Results

The volume of new captures and transfers in 2Q11 was slightly below 1Q11’s level. Captures this quarter totaled 21,713, which can be broken down into 19,888 new affiliations and 1,825 transfers. It is important to note that both PRIMA and the SPP reported fewer new affiliations and transfers in the second quarter than in the first.

In the second quarter, RAM (monthly insurable remuneration) continued an upward trend that began several months back, posting a 32.8% share of the SPP market in 2Q11.

At the end of the second quarter, PRIMA’s funds under management totaled US$ 9,289 million to represent 31.4% of the system’s total.

It is important to emphasize that PRIMA continues to lead the system for RAM levels and total funds managed.

Investments

In the second quarter, both the Peruvian market and its regional counterparts experienced downturns due to uncertainty regarding the global economy. In the Peruvian case, volatility was exacerbated by the presidential elections and the expectations surrounding the new government; nevertheless, the markets are expected to recover gradually given that Peru’s economic fundamentals remain solid and PRIMA continues to invest its pension funds in companies that have a favorable outlook.

The 12-month profitability of the funds managed by PRIMA (June 2011/June 2010) reached 8.9%, 11.9% and 17.8% for funds 1, 2 and 3 respectively. With these results, PRIMA is in first place with regard to profitability for fund 2, second place in terms of fund 1 and fourth for fund 3. The value of the funds managed by PRIMA totaled US$ 9,289 million at the end of June 2011, which represents a decrease of 1.8% QoQ.

If we extend the period of assessment to 5 years (June 2011/June 2006), PRIMA’s fund 2,  which represents 65.2% of its total portfolio, reached a nominal annualized yield of 13.0% while SPP’s average profitability was 12.0%.  It is important to point out that PRIMA led the system for portfolio profitability during this period.

An overview of the figures covering the period extending from the creation of SPP to date (June 2011/June 1994) indicates that the annualized profitability of the funds managed by the AFP has been 13.0% and 8.4% in nominal and real terms respectively.

The table below shows the structure of the portfolio managed by Prima at the end of the second quarter of 2011:

Funds under management as of June 2011	Jun 11	Share %	Mar 11	Share %
Fund 1	769	8.3%	696	7.4%
Fund 2	6,094	65.6%	6,177	65.3%
Fund 3	2,427	26.1%	2,585	27.3%
Total US$ millon	9,289	100%	9,458	100%
Source: Superintendencia de Banca, Seguros y AFP.

Financial Results

Income

During the second quarter of 2011, PRIMA reported fee income of US$ 26.0 million. This represents growth of 8.5% QoQ and 24.2% YoY, which is attributable to the fact that we have been able to strengthen our income base due to the country’s good economic performance.

In terms of RAM, which indicates aggregate salaries of system affiliates and represents each company’s income, PRIMA maintained a solid position in the market with a total RAM base of US$ 495.8 million at the end of June 2011.

Estimate of base to calculate earnings	PRIMA	System
US$ million	Jun 2011	Jun 2011	Share %
Income (1)	8.7	28.7	30.3%
Administrative fees	1.75%	n.a.	n.a.
RAM base (2)	496	1,514	32.8%
PRIMA AFP estimates. In accordance to local public infomation, (CONASEV).
(1) Average income from the last four months, excluding special collections and voluntary contribution fees.
(2) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenses

Although administrative and sales expenses grew 13.6% QoQ, approximately 10.3% of this increase was attributable to reversals for personnel charges taken in the first quarter due to changes in IFRS accounting norms. If we deduct this reversal, the real increase in operating expenses in the second quarter was 3.3% (attributable primarily to charges for the sales force).

PRIMA’s solid income level and its efforts this quarter to control expenses are reflected in operating income, which reached US$ 12.3 million this quarter (+ 6.2% QoQ). Expenses for depreciation and amortization totaled US$ 2.4 million this quarter and include charges for amortization of intangible assets (obtained following the merger with Unión Vida) as well as depreciation and amortization of real estate, equipment and systems.

Finally, PRIMA’s net income in the second quarter totaled US$ 7.8 million. This represents a 3.3% decrease QoQ. Although operating income was good, higher income tax charges were registered in 2Q11 due to translation gains in local accounting as a result of dollar-denominated obligations and local regulation that taxes earnings from legal reserves.

At the end of June 2011, PRIMA reported an asset level of US$ 260.3 million. Shareholders’ equity was US$ 172.6 million and liabilities totaled US$ 87.7 million

The table below provides details on the financial results:

				Change %		Year ended		Change %
Main financial indicators (US$ thousand) (1)	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	Jun 11 / Jun 10
Income from commissions	26,019	23,983	20,943	8.5%	24.2%	50,002	41,437	20.7%
Administrative and sale expenses	(11,407)	(10,042)	(8,984)	13.6%	27.0%	(21,449)	(17,810)	20.4%
Depreciation and amortization	(2,352)	(2,399)	(2,465)	-2.0%	-4.6%	(4,751)	(4,932)	-3.7%
Net operating income	12,260	11,541	9,494	6.2%	29.1%	23,802	18,695	27.3%
Other income and expenses, net	8	(557)	(736)	-101.5%	-101.1%	(549)	(1,366)	-59.8%
Employee profit sharing and income tax (2)	(4,297)	(2,877)	(2,826)	49.4%	52.1%	(7,174)	(5,232)	37.1%
Net income before translation results	7,971	8,107	5,932	-1.7%	34.4%	16,079	12,098	32.9%
Translations results and deferred liabilities	(141)	(12)	(75)	1051.5%	87.3%	(153)	(295)	-48.0%
Net income	7,830	8,095	5,857	-3.3%	33.7%	15,925	11,803	34.9%
Total assets	260,334	278,165	242,363	-6.4%	7.4%
Total liabilities	87,698	109,923	86,417	-20.2%	1.5%
Net shareholders' equity	172,637	168,242	155,945	2.6%	10.7%
(1) IFRS.
(2) According to changes in IFRS accounting standards, from 2011 employee profit sharing is included as an administrative and sale expenses.

VIII. Economic Outlook

Economic Activity

After expanding 8.7% in 1Q11, the pace of growth moderated this quarter. In this context, the annual growth rate in 2Q11 is estimated at 6.5%. This is in line with the decrease in economic activity seen since 2Q10, which was further exacerbated this year due to presidential elections.

Unlike the scenario seen throughout last year, expansion this quarter was not attributable primarily to non-primary sectors. This is due to the fact that the construction sector, which had shown double-digit growth up to January of this year, fell below 5.0% from February on due to the slowdown in its public component. Lower growth in construction has generated a decrease in the demand for manufactured goods and had an indirect impact on the non-primary manufacturing sector.

Although domestic demand is still the primary driver of growth, it is important to point out that this due mainly to the strength of private consumption as private investment and public spending (considering both consumption and investment) have experienced moderate growth this year. Given that economic activity is highly sensitive to changes in the behavior of private investment, growth in the quarters to come will depend significantly on the speed with which private investment recovers. If investors’ confidence recovers as opposed to remaining at current levels, we predict that the growth rate over the next few years will tend to be lower than the average level recorded in the last five-year period.

Gross Domestic Product and Internal Demand
(Annualized percentage variation)

Source: INEI, BCR

External Sector

In May, the trade balance was US$ 641 MM, which is close to double the US$ 314 MM reported at the same time last year. This was thanks primarily to an increase in exports- which registered a record high after growing 63.0% YoY (May to May)- and despite the fact that imports hit a historical high during the same period. In this context, the accumulated trade balance over the last twelve months was US$ 7,177 MM.

These record levels are partly due to the price levels achieved by both imports and exports, which despite the decline reported in May, are still close to the historical highs reported in April.

When seasonal factors and the evolution of price increases is excluded from the analysis, the volume of exports in May was barely 0.4% higher than the maximum point reached in October 2008. This reflects the fact that growth in the rest of the world has been volatile and moderate after the crisis in 2008 and 2009.  Real imports, however, are 8.6% higher than the pre-crisis maximum reported in July 2008.

As of July 12, net international reserves totaled US$ 47,242 MM. This amount represents a US$ 90 MM increase with regard to the level reported at the end of June.  This is due primarily to an increase in BCRP’s deposits from the financial system and public sector of US$ 132 MM and US$ 11 MM respectively as well as foreign currency purchases at the Dealing Room for US$ 94 MM, which were offset by a US$ 122 MM decrease in the value of BCRP’s investments.

Thus far this year, NIR increased US$ 3,137 MM.

Exports and Imports
(3 month moving average annual % var.)

Source: BCR

Prices and Exchange Rate

Accumulated inflation in June was 2.25% while the annual rate declined from 3.07% in May to 2.91% in June, falling below the 3% ceiling of BCR’s target range for the first time in three months. This is primarily attributable to a downward correction in food prices after the increases reported through the end of April and the moderate increase in local prices for petroleum derivatives (unlike previous months), which would have been more significant without   the Fuel Price Stabilization Fund (FEPC),  and a reduction in the excise tax applied to these goods.

Although the reference rate remains stable and expectations for future increases have moderated (in a context in which the international economy’s outlook is more uncertain, which leads investors to seek out safer assets), the local currency has strengthened significantly after the depreciation observed at the beginning of June due to the presidential elections.

In this context, the Nuevo Sol went from S/. 2.789 on June 06 to S/. 2.740 on July 18, appreciating 1.8% during a period in which other relevant currencies in the region strengthened at a slower pace,  including the Mexican Peso, (0.2%), and the Colombian Peso (1.4%). Regardless, the Nuevo Sol has appreciated 2.4% thus far this year, which falls below Brazil, Colombia and Mexico’s rates and is above only that of the Chilean Peso.

Consumer Price Index Exchange Rate
(Annual percentage variation)
(Nuevos Soles for US$)

Source: INEI, BCR

Fiscal Sector

In the month of May, the annual growth in central government collections fell somewhat, going from 22.6% in December to 20.9% in May. This was associated with a decrease in economic activity and the impact of rate reductions in value-added tax, ITF and customs tariffs, which will be joined by a decrease in the excise tax on fuel in the coming months.  Nevertheless, export prices for minerals have helped buoy noteworthy growth in income tax (26.6% YoY in May).

In the first half of the year, the surplus reached a record high of 5.0% of GDP due to a strong contraction in public spending, which in annualized terms and excluding seasonal effects reached 70% in 1Q11 with regard to 4Q10. This was due to the central government’s adjustment to mitigate the pressure of demand on prices and administrative delays in executing spending at the local and regional government levels due to changes in office.   This decrease in spending took place despite the fact that the Government had contributed more than S/. 1,650 MM to the FEPC during the first semester, which tops the total spent for this purpose in 2010 as a whole.

Regardless of the next government’s orientation, lower taxes may lead to lower fiscal results this year. In this scenario, the fiscal surplus in the 2011 balance would be equivalent to approximately 0.4% of GDP.

Tax Income of the Central Government
(Annualized in Nuevos Soles billions)

Source: Sunat

Banking System

Total loans granted by authorized financial institutions to capture deposits continued to grow at the end of May, following an upward trend first seen several months back. Accordingly, annual growth went from 16.5% in November to 22.4% in May.  This evolution is evident in all loan types but the most dynamic performers in May were mortgage loans (+27.4% with regard to May 2010) and commercial loans (+22.4%). On a currency-to-currency basis, loans in soles have grown more in the consumer loan segment (+20.4%) and in mortgage loans (+35.5%) whereas loans denominated in dollars have been more dynamic in the commercial loan segment (+25.4%).

In line with increases in BCR’s reference rate, a progressive increase in interest rates in soles was evident (particularly evident in passive rates).  The TIPMN was 2.48% in June compared to 2.04% in March. The TAMN was basically stable during the same period, going from 18.65% to 18.58%. In line with the expectations that interest rates in the USA would continue to decrease, local rates in dollars fell in 2Q11. In this scenario, the TAMEX went from 8.32% in March to 7.84% in June and the TIPMEX fell from 0.83% to 0.65%.

Main Financial Indicators

	2009					2010					2011
	IQ	IIQ	IIIQ	IVQ	Year	IQ	IIQ	IIIQ	IVQ	Year	IQ

GDP (US$ MM)	27,914	31,927	32,010	35,302	127,153	35,271	39,078	38,546	41,026	153,921	40,943
Real GDP (var. %)	1.9	-1.2	-0.6	3.4	0.9	6.2	10.0	9.6	9.2	8.8	8.7
GDP per-cápita (US$)	3,888	4,407	4,379	4,786	4,365	4,739	5,204	5,087	5,366	5,099	5,308

Domestic demand (var. %)	-0.8	-5.8	-5.0	0.4	-2.9	8.5	14.2	15.2	13.2	12.8	10.6
Consumption (var. %)	4.1	1.6	1.0	2.8	2.4	5.4	5.8	6.2	6.5	6.0	6.4
Private Investment (var. %)	4.3	-16.0	-14.6	-5.9	-8.6	12.7	29.5	27.5	23.2	23.2	12.3

CPI (annual change, %)	4.8	3.1	1.2	0.3	0.3	0.8	1.6	2.4	2.1	2.1	2.4

Exchange rate, eop (S/. per US$)	3.16	3.01	2.88	2.89	2.89	2.84	2.84	2.79	2.82	2.82	2.78
Devaluation (annual change, %)	15.2	1.5	-3.1	-8.0	-8.0	-10.2	-5.6	-3.2	-2.4	-2.4	-2.1
Exchange rate, average (S/. per US$)	3.18	3.02	2.96	2.89	3.01	2.85	2.84	2.81	2.80	2.83	2.78

Non-Financial Public Sector (% of GDP)	2.6	1.8	-3.2	-8.2	-1.9	3.0	2.1	-1.1	-5.6	-0.5	5.6
Central government current revenues (% of GDP)	16.5	16.7	15.3	15.2	15.9	18.1	18.0	16.6	16.2	17.2	18.8
Tax Income (% of GDP)	14.6	14.1	13.0	13.4	13.8	15.4	15.6	14.3	14.1	14.8	16.3
Non Tax Income (% of GDP)	1.9	2.6	2.2	1.8	2.1	2.7	2.3	2.2	2.1	2.4	2.5
Current expenditures (% of GDP)	11.8	10.7	14.8	13.5	12.7	11.3	10.3	13.3	12.6	11.9	11.0
Capital expenditures (% of GDP)	3.5	4.5	6.1	10.1	6.1	3.9	5.9	6.4	9.2	6.4	2.8

Trade Balance (US$ MM)	513	1,335	1,838	2,188	5,873	1,589	1,554	1,484	2,123	6,750	1,831
Exports (US$ million)	5,396	6,161	7,169	8,159	26,885	7,924	8,164	9,299	10,178	35,565	10,017
Imports (US$ million)	4,883	4,827	5,330	5,971	21,011	6,336	6,610	7,815	8,054	28,815	8,186
Current Account Balance (US$ MM)	-391	106	264	267	247	-553	-342	-889	-531	-2,315	-672
Current Account Balance (% of GDP)	-1.4	0.3	0.8	0.8	0.2	-1.6	-0.9	-2.3	-1.3	-1.5	-1.6
Source: BCR, INEI, estimated by BCP.

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$  thousands, IFRS)

	As of			Change %
	Jun 11	Mar 11	Jun 10	QoQ	YoY

ASSETS
Cash and due from banks
Non-interest bearing	1,523,186	1,187,425	859,446	28.3%	77.2%
Interest bearing	3,932,210	5,870,718	2,563,266	-33.0%	53.4%
Total cash and due from banks	5,455,396	7,058,144	3,422,712	-22.7%	59.4%

Marketable securities, net	98,500	99,492	60,037	-1.0%	64.1%

Loans	16,198,533	14,677,095	12,697,597	10.4%	27.6%
Current	15,956,024	14,447,914	12,481,727	10.4%	27.8%
Past due	242,509	229,182	215,871	5.8%	12.3%
Less - net provisions for possible loan losses	(470,440)	(434,209)	(387,078)	8.3%	21.5%
Loans, net	15,728,093	14,242,886	12,310,519	10.4%	27.8%

Investments securities available for sale	6,218,023	5,777,997	5,889,725	7.6%	5.6%
Reinsurance assets	126,341	139,566	150,364	-9.5%	-16.0%
Premiums and other policyholder receivables	131,056	117,189	105,183	11.8%	24.6%
Property, plant and equipment, net	394,343	376,807	352,193	4.7%	12.0%
Due from customers on acceptances	65,420	53,709	63,351	21.8%	3.3%
Other assets	1,441,109	1,469,785	1,475,428	-2.0%	-2.3%

Total assets	29,658,281	29,335,576	23,829,513	1.1%	24.5%

LIABILITIES AND NET SHAREHOLDERS¨ EQUITY
Deposits and Obligations
Non-interest bearing	5,313,258	4,900,025	4,136,614	8.4%	28.4%
Interest bearing	13,227,155	13,178,791	11,120,428	0.4%	18.9%
Total deposits and Obligations	18,540,412	18,078,816	15,257,042	2.6%	21.5%

Due to banks and correspondents	2,210,477	2,227,825	1,605,168	-0.8%	37.7%
Acceptances outstanding	65,420	53,709	63,351	21.8%	3.3%
Reserves for property and casualty claims	1,073,705	1,045,252	929,135	2.7%	15.6%
Reserve for unearned premiums	179,712	179,641	150,045	0.0%	19.8%
Reinsurance payable	55,886	35,885	53,566	55.7%	4.3%
Bonds and subordinated debt	3,547,892	3,682,320	2,292,080	-3.7%	54.8%
Other liabilities	961,230	1,177,618	850,999	-18.4%	13.0%
Minority interest	57,599	53,919	195,061	6.8%	-70.5%
Total liabilities	26,692,333	26,534,986	21,396,447	0.6%	24.8%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,877)	(75,256)	(74,712)	-0.5%	0.2%
Capital surplus	112,507	109,056	119,637	3.2%	-6.0%
Reserves	1,792,921	1,385,098	1,385,098	29.4%	29.4%
Unrealized gains	288,631	299,122	220,480	-3.5%	30.9%
Retained earnings	374,855	610,657	310,649	-38.6%	20.7%
Net shareholders' equity	2,965,948	2,800,590	2,433,065	5.9%	21.9%

Total liabilities and net shareholders' equity	29,658,280	29,335,576	23,829,513	1.1%	24.5%

Contingent credits	11,165,692	10,495,590	2,984,977	6.4%	274.1%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %		Year ended		Change %
	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	YoY

Interest income and expense
Interest and dividend income	440,977	431,018	344,100	2.3%	28.2%	871,994	676,838	28.8%
Interest expense	(130,516)	(120,946)	(85,666)	7.9%	52.4%	(251,462)	(172,819)	45.51%
Net interest income	310,461	310,072	258,434	0.1%	20.1%	620,533	504,019	23.1%

Net provisions for loan losses	(60,259)	(41,517)	(30,895)	45.1%	95.0%	(101,776)	(74,075)	37.4%

Non financial income
Fee income	151,781	142,489	128,506	6.5%	18.1%	294,270	253,936	15.9%
Net gain on foreign exchange transactions	35,180	31,340	23,612	12.3%	49.0%	66,520	49,051	35.6%
Net gain on sales of securities	6,575	18,505	37,803	-64.5%	-82.6%	25,081	44,825	-44.0%
Other	6,616	13,440	6,633	-50.8%	-0.3%	20,056	16,550	21.2%
Total non financial income, net	200,152	205,774	196,554	-2.7%	1.8%	405,926	364,362	11.4%

Insurance premiums and claims
Net premiums earned	140,472	133,004	121,575	5.6%	15.5%	273,476	232,604	17.6%
Net claims incurred	(17,679)	(15,386)	(13,950)	14.9%	26.7%	(33,065)	(27,573)	19.9%
Increase in cost for life and health policies	(69,915)	(67,472)	(62,108)	3.6%	12.6%	(137,387)	(127,027)	8.2%
Total other operating income, net	52,878	50,146	45,517	5.4%	16.2%	103,024	78,004	32.1%

Operating expenses
Salaries and employee benefits	(140,390)	(135,418)	(109,137)	3.7%	28.6%	(275,808)	(224,332)	22.9%
Administrative, general and tax expenses	(94,896)	(89,067)	(80,465)	6.5%	17.9%	(183,963)	(158,466)	16.1%
Depreciation and amortization	(23,435)	(23,145)	(20,889)	1.3%	12.2%	(46,580)	(41,396)	12.5%
Merger expenses	-	-	-	100.0%	100.0%	-	-
Other	(35,798)	(38,690)	(24,830)	-7.5%	44.2%	(74,488)	(48,825)	52.6%
Total operating expenses	(294,520)	(286,320)	(235,321)	2.9%	25.2%	(580,840)	(473,019)	22.8%

Operating income (1)	208,713	238,155	234,289	-12.4%	-10.9%	446,868	399,290	11.9%
Translation result	12,638	1,023	4,675	1134.9%	170.3%	13,661	16,734	-18.4%
Employees' profit sharing (2)	(0)	0	(8,620)	-200.0%	-100.0%	-	(14,093)	-100.0%
Income taxes	(43,165)	(60,676)	(56,991)	-28.9%	-24.3%	(103,841)	(96,420)	7.7%

Net income	178,185	178,503	173,353	-0.2%	2.8%	356,688	305,512	16.8%
Minority interest	4,019	3,478	11,429	15.6%	-64.8%	7,496	19,718	-62.0%
Net income attributed to Credicorp	174,166	175,025	161,924	-0.5%	7.6%	349,191	285,794	22.2%
(1) Income before translation reults, employees' profit shares and income taxes.
(2) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

CREDICORP LTD. AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year ended
	2Q11	1Q11	2Q10	Jun 11	Jun 10

Profitability
Net income per common share (US$ per share)(1)	2.18	2.19	2.03	4.38	3.58
Net interest margin on interest earning assets (2)	4.74%	4.84%	4.99%	5.03%	5.19%
Return on average total assets (2)(3)	2.4%	2.4%	2.7%	2.5%	2.5%
Return on average shareholders' equity (2)(3)	24.2%	24.7%	27.5%	24.2%	24.2%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	1.50%	1.56%	1.70%	1.50%	1.70%
Reserves for loan losses as a percentage of total past due loans	194.0%	189.5%	179.3%	194.0%	179.3%
Reserves for loan losses as a percentage of total loans	2.9%	3.0%	3.0%	2.9%	3.0%

Operating efficiency
Oper. expenses as a percent. of total income (5)	40.6%	40.1%	39.6%	40.4%	40.8%
Oper. expenses as a percent. of av. tot. assets(2)(3)(5)	3.5%	3.4%	3.6%	3.6%	3.8%

Average balances (millions of US$) (3)
Interest earning assets	26,200.44	25,601.93	20,720.69	24,652.55	19,411.53
Total assets	29,496.93	28,874.38	23,655.49	28,501.78	22,527.89
Net shareholder´s equity	2,883.27	2,837.17	2,358.81	2,832.40	2,291.14
(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned.Operating expenses do not include other expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

		As of		Change %
	Jun 11	Mar 10	Jun 10	QoQ	YoY
ASSETS

Cash and due from banks	5,296,043	6,989,052	3,342,067	-24.2%	58.5%
Cash and BCRP	4,819,611	5,555,960	2,931,107	-13.3%	64.4%
Deposits in other Banks	467,865	1,412,531	409,977	-66.9%	14.1%
Interbanks	6,819	16,783	-	-59.4%	100.0%
Accrued interest on cash and due from banks	1,748	3,778	983	-53.7%	77.8%

Marketable securities, net	98,500	99,492	60,037	-1.0%	64.1%

Loans	15,927,315	14,553,244	12,611,066	9.4%	26.3%
Current	15,685,548	14,324,819	12,395,974	9.5%	26.5%
Past Due	241,767	228,425	215,092	5.8%	12.4%
Less - net provisions for possible loan losses	(469,728)	(433,311)	(386,148)	8.4%	21.6%
Loans, net	15,457,587	14,119,933	12,224,918	9.5%	26.4%

Investment securities available for sale	3,906,167	3,512,171	3,707,331	11.2%	5.4%
Property, plant and equipment, net	328,851	311,178	287,204	5.7%	14.5%
Due from customers acceptances	65,420	53,709	63,351	21.8%	3.3%
Other assets	1,158,761	1,127,427	1,184,152	2.8%	-2.1%

Total assets	26,311,329	26,212,962	20,869,060	0.4%	26.1%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	17,440,176	17,130,841	14,209,963	1.8%	22.7%
Demand deposits	6,451,733	5,964,272	5,059,051	8.2%	27.5%
Saving deposits	4,609,125	4,546,340	3,702,869	1.4%	24.5%
Time deposits	4,827,161	5,324,190	4,242,721	-9.3%	13.8%
Severance indemnity deposits (CTS)	1,496,796	1,250,235	1,176,925	19.7%	27.2%
Interest payable	55,361	45,804	28,397	20.9%	95.0%

Due to banks and correspondents	3,400,461	3,480,231	3,110,545	-2.3%	9.3%
Bonds and subordinated debt	2,622,932	2,714,248	1,202,434	-3.4%	118.1%
Acceptances outstanding	65,420	53,709	63,351	21.8%	3.3%
Other liabilities	720,411	909,846	599,269	-20.8%	20.2%

Total liabilities	24,249,400	24,288,875	19,185,562	-0.2%	26.4%

Net shareholders' equity	2,057,795	1,920,109	1,679,754	7.2%	22.5%
Capital stock	783,213	783,213	783,213	0.0%	0.0%
Reserves	628,987	628,987	388,309	0.0%	62.0%
Unrealized Gains and Losses	140,212	140,283	84,959	-0.1%	65.0%
Retained Earnings	236,418	236,531	187,143	0.0%	26.3%
Income for the year	268,965	131,095	236,130	105.2%	13.9%

Minority interest	4,134	3,978	3,744	3.9%	10.4%

Total liabilities and net shareholders' equity	26,311,329	26,212,962	20,869,060	0.4%	26.1%

Contingent credits	11,062,402	10,285,440	8,998,223	7.6%	22.9%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %		Year ended		Change %
	2Q11	1Q11	2Q10	QoQ	YoY	Jun 11	Jun 10	Jun11 / Jun10

Interest income and expense
Interest and dividend income	408,515	397,531	311,548	2.8%	31.1%	806,046	617,470	30.5%
Interest expense	(128,198)	(120,016)	(82,896)	6.8%	54.6%	(248,214)	(169,643)	46.3%
Net interest and dividend income	280,317	277,515	228,652	1.0%	22.6%	557,832	447,827	24.6%
Net provision for loan losses	(60,409)	(41,654)	(31,183)	45.0%	93.7%	(102,063)	(74,628)	36.8%

Non financial income
Banking services commissions	132,207	122,025	113,577	8.3%	16.4%	254,232	220,800	15.1%
Net gain on foreign exchange transactions	35,335	31,275	23,595	13.0%	49.8%	66,610	49,098	35.7%
Net gain on sales of securities	552	(2,635)	29,727	120.9%	-98.1%	(2,083)	29,888	-107.0%
Other	2,532	8,254	2,642	-69.3%	-4.2%	10,786	7,596	42.0%
Total non financial income,net	170,626	158,919	169,541	7.4%	0.6%	329,545	307,382	7.2%

Operating expenses
Salaries and employees benefits	(117,713)	(113,907)	(90,961)	3.3%	29.4%	(231,620)	(189,406)	22.3%
Administrative expenses	(79,861)	(72,621)	(67,866)	10.0%	17.7%	(152,482)	(133,651)	14.1%
Depreciation and amortization	(19,235)	(18,870)	(16,837)	1.9%	14.2%	(38,105)	(33,260)	14.6%
Other	(11,320)	(11,846)	(7,516)	-4.4%	50.6%	(23,166)	(12,196)	89.9%
Total operating expenses	(228,129)	(217,244)	(183,180)	5.0%	24.5%	(445,373)	(368,513)	20.9%

Operatin Income (1)	162,405	177,536	183,830	-8.5%	-11.7%	339,941	312,068	8.9%
Translation result	12,333	1,250	4,972	886.6%	148.0%	13,583	16,652	-18.4%
Workers’ profit sharing (2)	-	-	(7,459)	0.0%	-100.0%	-	(12,299)	-100.0%
Income taxes	(36,719)	(47,462)	(46,995)	-22.6%	-21.9%	(84,181)	(79,901)	5.4%
Minority interest	(149)	(229)	(127)	-34.9%	17.3%	(378)	(390)	-3.1%
Net income	137,870	131,095	134,221	5.2%	2.7%	268,965	236,130	13.9%
(1) Income before translation results, employees' profit sharing and income taxes.
(2) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year ended
	2Q11	1Q11	2Q10	Jun 11	Jun 10

Profitability
Net income per common share (US$ per share)(1)	0.054	0.051	0.053	0.105	0.092
Net interest margin on interest earning assets (2)	4.65%	4.66%	4.91%	4.93%	5.14%
Return on average total assets (2)(3)	2.1%	2.0%	2.6%	2.1%	2.4%
Return on average shareholders' equity (2)(3)	27.7%	26.8%	33.0%	27.5%	29.1%
No. of outstanding shares (million)	2,557.70	2,557.70	2,557.70	2,557.70	2,557.70

Quality of loan portfolio
Past due loans as a percentage of total loans	1.52%	1.57%	1.71%	1.52%	1.71%
Reserves for loan losses as a percentage of total past due loans	194.3%	189.7%	179.5%	194.3%	179.5%
Reserves for loan losses as a percentage of total loans	3.0%	3.0%	3.1%	3.0%	3.1%

Operating efficiency
Oper. expenses as a percent. of total income (4)	48.4%	47.7%	48.0%	48.1%	49.7%
Oper. expenses as a percent. of av. tot. assets(2)(3)(4)	3.3%	3.2%	3.4%	3.3%	3.6%

Capital adequacy
Total Regulatory Capital (US$ million)	2,279.7	2,199.1	1,969.2	2,279.7	1,969.2
Tier I capital	1,880.5	1,786.0	1,514.9	1,880.5	1,514.9
BIS ratio (5)	13.5%	13.7%	13.6%	13.5%	13.6%

Average balances (US$ million) (3)
Interest earning assets	24,111.1	23,823.8	18,643.6	22,645.8	17,427.9
Total Assets	26,262.1	25,795.0	20,761.4	25,343.8	19,741.6
Net shareholders´ equity	1,989.0	1,956.3	1,629.1	1,958.7	1,622.5
(1) Shares outstanding of 2,558 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions.Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.
(5) Regulatory Capital/ risk-weighted assets. Risk weighted assets include market risk and operation risk.

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES
(In US$ thousand)

	Balance to and for the period
	Of three months ending of			Six month ended		Change %
	30 Jun 11	31 Mar 11	30 Jun 10					Mar 11 /
	2Q11	1Q11	2Q10	Jun 11	Jun 10	QoQ	YoY	Mar 10
Results
Total Premiums	197,436	193,715	163,372	391,151	318,999	1.9%	20.9%	22.6%
Ceded Premiums	24,325	20,584	17,748	44,908	43,017	18.2%	37.1%	4.4%
Unearned premium reserves	28,399	36,164	20,204	64,564	35,365	-21.5%	40.6%	82.6%
Net earned premiums	144,712	136,967	125,420	281,679	240,618	5.7%	15.4%	17.1%
Direct claims	95,734	85,655	76,990	181,389	171,835	11.8%	24.3%	5.6%
Ceded claims	8,139	2,797	932	10,936	17,234	191.0%	773.1%	-36.5%
Net claims	87,595	82,858	76,058	170,453	154,600	5.7%	15.2%	10.3%
Direct commissions	23,566	22,284	19,901	45,850	38,048	5.8%	18.4%	20.5%
Commissions received	2,667	2,494	2,766	5,162	5,186	6.9%	-3.6%	-0.5%
Net commissions	20,898	19,790	17,135	40,688	32,862	5.6%	22.0%	23.8%
Other direct costs	11,536	10,417	6,847	21,954	13,199	10.7%	68.5%	66.3%
Other underwriting income	2,969	2,607	1,962	5,576	4,866	13.9%	51.4%	14.6%
Other direct costs, net	8,567	7,811	4,885	16,378	8,333	9.7%	75.4%	96.5%
Underwriting result	27,652	26,508	27,343	54,161	44,822	4.3%	1.1%	20.8%

Financial income	23,001	19,650	17,690	42,650	35,487	17.1%	30.0%	20.2%
Gains on sale of real state and secutirities	3,277	4,851	3,372	8,128	6,456	-32.4%	-2.8%	25.9%
Net property and rental income	1,254	1,135	1,150	2,390	2,335	10.5%	9.1%	2.3%
(-) Financial expenses	340	381	1,295	722	1,769	-10.8%	-73.7%	-59.2%
Financial income, net	27,192	25,255	20,917	52,447	42,509	7.7%	30.0%	23.4%

Salaries and benefits	16,852	17,395	14,586	34,247	27,007	-3.1%	15.5%	26.8%
Administrative expenses	13,674	15,925	10,716	28,191	20,891	-14.1%	27.6%	34.9%
Third party services	6,726	7,445	5,357	14,171	10,176	-9.7%	25.5%	39.3%
Management expenses	2,707	2,679	2,285	5,386	4,489	1.1%	18.5%	20.0%
Provisions	2,064	1,795	1,462	3,859	2,950	15.0%	41.2%	30.8%
Taxes	1,259	1,705	1,120	2,964	2,576	-26.1%	12.5%	15.1%
Other expenses	917	894	492	1,811	700	2.6%	86.3%	158.8%
General expenses	30,526	31,912	25,302	62,438	48,052	-4.3%	20.6%	29.9%

Other income	81	717	343	798	554	-88.7%	-76.4%	44.1%
Traslations results	2,696	15	529	2,711	1,533	18087.8%	410.1%	76.8%
Income tax	1,320	4,932	3,368	6,252	5,959	-73.2%	-60.8%	4.9%

Income before minority interest	25,776	15,651	20,461	41,427	35,504	64.7%	26.0%	16.7%
Minority interest	3,893	3,391	3,985	7,284	6,933	14.8%	32.0%	5.1%

Net income	21,883	12,260	16,475	34,142	28,570	78.5%	25.0%	19.5%

Balance (end of period)

Total assets	1,819,551	1,750,059	1,591,564	1,819,551	1,591,564	69,492	227,987	227,987
Invesment on securities and real state (1)	1,290,070	1,282,992	1,133,861	1,290,070	1,133,861	7,079	156,209	156,209
Underwriting reserves	1,253,792	1,225,241	1,079,531	1,253,792	1,079,531	28,550	174,261	174,261
Net equity	377,003	309,785	288,277	377,003	288,277	67,218	88,726	88,726

Ratios

Ceded	12.3%	10.6%	10.9%	11.5%	13.5%	1.7	1.5	(2.0)
Gross loss ratio	48.5%	44.2%	47.1%	46.4%	53.9%	4.3	1.4	(7.5)
Loss ratio	60.5%	60.5%	60.6%	60.5%	64.3%	0.0	(0.1)	(3.7)
Acquisition costs / earned premium	14.4%	14.4%	13.7%	14.4%	13.7%	(0.0)	0.8	0.8
Commissions + technical expenses, net / net earned premiums	20.4%	19.1%	17.6%	20.3%	17.1%	0.2	2.8	3.1
Underwriting results / total premium	14.0%	14.4%	16.7%	13.8%	14.1%	0.3	(2.7)	(0.2)
Underwriting results / net earned premiums	19.1%	20.4%	21.8%	19.2%	18.6%	(0.2)	(2.7)	0.6
General expenses / net earned premiums	21.1%	24.3%	20.2%	22.2%	20.0%	(2.2)	0.9	2.3
Net income / total premiums	11.1%	6.3%	10.1%	8.7%	9.0%	4.8	1.0	(0.2)
Return on equity (2)(3)	28.0%	16.2%	25.8%	20.2%	21.7%	11.8	2.3	(1.5)
Return on total premiums	11.1%	6.3%	10.1%	8.7%	9.0%	4.8	1.0	(0.2)
Net equity / total assets	20.7%	17.7%	18.1%	20.7%	18.1%	3.0	2.6	2.6
Increase in technical reserves	16.4%	20.9%	13.9%	18.6%	12.8%	(4.5)	2.5	5.8
General expenses / assets (2)(3)	3.4%	7.8%	6.5%	7.1%	6.3%	(4.3)	(3.2)	0.8

Combined ratio of PPS + PS (4)(5)	102.8%	99.5%	92.7%	100.9%	94.1%	3.3	10.1	7.1
Net claims / net earned premiums	65.1%	60.3%	60.7%	61.9%	62.6%	4.8	4.4	0.1
General expenses and commissions / net earned premiums	37.8%	39.2%	32.0%	39.0%	31.5%	(1.4)	5.8	7.0
(1)Real State Investment were excluded.
(2) Annualized.
(3) Average are determined as the average of period - beginning and period ending.
(4) Without consolidated adjustments.
(5) PS includes Médica, an additional company which offers medical assistance services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2011

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative